UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D. C.  20549





                            FORM U5S




                          ANNUAL REPORT

               For the Year Ended December 31, 1996





Filed pursuant to the Public Utility Holding Company Act of 1935 by





               CENTRAL AND SOUTH WEST CORPORATION
     1616 Woodall Rodgers Freeway, Dallas, Texas  75202-1234


                               and



               SOUTHWESTERN ELECTRIC POWER COMPANY
      428 Travis Street, Shreveport, Louisiana  71156-0001

(Name and address of each registered holding company in the system)

                                 TABLE OF CONTENTS


                                                                           PAGE


ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF
          DECEMBER 31, 1996                                                2-11

ITEM 2.   ACQUISITIONS OR SALES OF UTILITY ASSETS                            12

ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM
          SECURITIES                                                         12

ITEM 4.   ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES         12

ITEM 5.   INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES             13 - 15

ITEM 6.   OFFICERS AND DIRECTORS

          Part I. Name, principal business address and positions held
          as of December 31, 1996                                       16 - 40

          Part II. Financial connections as of December 31, 1996             41

          Part III. Compensation and other related information               42

ITEM 7.   CONTRIBUTIONS AND PUBLIC RELATIONS                                 43

ITEM 8.   SERVICE, SALES AND CONSTRUCTION CONTRACTS

          Part I. Intercompany sales and service                             44

          Part II. Contracts to purchase services or goods between any
              System company and any affiliate                               44

          Part III. Employment of any person by any System company for the performance on a continuing basis of management
              services                                                  44 - 45

ITEM 9.   WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES            46 - 51

ITEM 10.   FINANCIAL STATEMENTS AND EXHIBITS

     Index to Financial Statements                                      52 - 53

     Report of Independent Public Accountants                           54 - 55

     Financial Statements                                               56 - 70

     Exhibits                                                           71 - 76

SIGNATURES                                                              77 - 78

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996.

                                                      NUMBER OF
                                                       COMMON      % OF      ISSUER        OWNER'S
                                                       SHARES     VOTING      BOOK           BOOK
                     NAME OF COMPANY                    OWNED     POWER    VALUE (1)       VALUE (1)          BUSINESS TYPE
                                                                          (thousands)     (thousands)
--------------------------------------------------- ----------- --------- ------------ -------------- --------------------------
CENTRAL AND SOUTH WEST CORPORATION (CSW OR THE CORPORATION)                                                      Holding Company

   CENTRAL POWER AND LIGHT COMPANY (CPL)              6,755,535     100    $1,442,820      $1,442,820           Electric Utility

   PUBLIC SERVICE COMPANY OF OKLAHOMA (PSO)           9,013,000     100       483,173         483,173           Electric Utility
     Ash Creek Mining Company                           383,904     100        (6,299)         (6,299)               Coal Mining

   SOUTHWESTERN ELECTRIC POWER COMPANY (SWEPCO)       7,536,640     100       702,461         702,461           Electric Utility
     The Arklahoma Corporation                              160      32           356             114      Electric Transmission
      Southwest Arkansas Utilities Corporation              100     100            10              10                   Inactive

   WEST TEXAS UTILITIES COMPANY (WTU)                 5,488,560     100       262,527         262,527           Electric Utility

   CENTRAL AND SOUTH WEST SERVICES, INC. (CSWS)          10,000     100           100             100            Service Company

   CSW LEASING, INC. (CSWL)                                 800      80        16,892          13,514        Lease Trans. Equip.

   CSW CREDIT, INC. (CREDIT)                                237     100        31,776          31,776        Factor Accounts Rec

   CSW COMMUNICATIONS, INC. (COMM)                        1,000     100        (3,150)         (3,150)    Communication Services
     CSWC Southwest Holdings, Inc.  (2)                     100     100         1,000           1,000     Communication Services
       CSWC TeleChoice Management, Inc.  (3)                100     100         1,000           1,000     Communication Services
         Southwest TeleChoice Management, L.L.C.  (4)   See (4)      50        See (4)        See (4)     Communication Services
       CSWC TeleChoice, Inc.  (5)                           100     100         1,000           1,000     Communication Services
         CSW/ICG ChoiceCom, L.P  (6)                    See (6)      50        See (6)        See (6)     Communication Services

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996.

                                                      NUMBER OF
                                                       COMMON      % OF      ISSUER        OWNER'S
                                                       SHARES     VOTING      BOOK           BOOK
                     NAME OF COMPANY                    OWNED     POWER    VALUE (1)       VALUE (1)          BUSINESS TYPE
                                                                          (thousands)     (thousands)
--------------------------------------------------- ----------- --------- ------------ -------------- --------------------------
   CSW ENERGY, INC. (CSWE)                                1,000     100        50,469          50,469          Independent Power
     CSW Development-I, Inc. (CSWD-I)                     1,000     100        92,388          92,388          Independent Power
       Polk Power GP II, Inc.  (7)                          500      50             1         Nominal          Independent Power
         Polk Power GP, Inc.  (8)                           500      50            28              14          Independent Power
       Orange Cogeneration GP II, Inc.  (9)                 500      50             1         Nominal          Independent Power
            Orange Cogeneration GP, Inc.  (10)              500      50            49              24          Independent Power
       CSW Mulberry II, Inc.  (11)                        1,000     100        23,988          23,988          Independent Power
          CSW Mulberry, Inc.  (12)                        1,000     100        26,070          26,070          Independent Power
            Polk Power Partners, LP  (13)              See (13) See (13)       56,385          26,528          Independent Power
       Noah I Power GP, Inc.  (14)                        1,000     100           (17)            (17)         Independent Power
       Noah I Power Partners, LP  (15)                 See (15) See (15)       15,732          15,147          Independent Power
          Brush Cogeneration Partners  (16)            See (16) See (16)       32,413          16,207          Independent Power
       CSW Orange II, Inc.  (17)                          1,000     100        53,151          53,151          Independent Power
          CSW Orange, Inc.  (18)                          1,000     100        56,450          56,450          Independent Power
            Orange Cogeneration, LP  (19)              See (19) See (19)      112,854          53,810          Independent Power
       Sacramento Power, Inc.  (20)                         500      50          (810)           (405)         Independent Power
     CSW Development-II, Inc. (CSWD-II)                   1,000     100        (3,999)         (3,999)         Independent Power
     CSW Fort Lupton, Inc. (CSWFL)                        1,000     100        64,188          64,188          Independent Power
       Thermo Cogeneration Partnership  (21)           See (21) See (21)       (6,672)         (5,058)         Independent Power
     Newgulf Power Venture, Inc. (NEWGULF)  (22)          1,000     100        10,532          10,532          Independent Power
     CSW Sweeny GP I, Inc. (SWEENY)  (23)                 1,000     100       Nominal         Nominal          Independent Power
       CSW Sweeny GP II, Inc.  (24)                       1,000     100       Nominal         Nominal          Independent Power
     CSW Sweeny LP I, Inc. (SWEENY)  (25)                 1,000     100       Nominal         Nominal          Independent Power
       CSW Sweeny LP II, Inc.  (26)                       1,000     100       Nominal         Nominal          Independent Power
          Sweeny Cogeneration LP  (27)                 See (27) See (27)      Nominal         Nominal          Independent Power
    CSW Development-3, Inc. (CSWD3)  (28)              See (28) See (28)     See (28)        See (28)                    Dormant
      CSW Northwest GP, Inc.  (29)                     See (29) See (29)     See (29)        See (29)                    Dormant
      CSW Northwest LP, Inc.  (30)                     See (30) See (30)     See (30)        See (30)                    Dormant

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996.

                                                      NUMBER OF
                                                       COMMON      % OF      ISSUER        OWNER'S
                                                       SHARES     VOTING      BOOK           BOOK
                     NAME OF COMPANY                    OWNED     POWER    VALUE (1)       VALUE (1)          BUSINESS TYPE
                                                                          (thousands)     (thousands)
--------------------------------------------------- ----------- --------- ------------ -------------- --------------------------

      Northwest Power Company LLC.  (31)               See (31) See (31)     See (31)        See (31)                    Dormant
    CSW Power Marketing, Inc.  (32)                    See (32) See (32)     See (32)        See (32)                    Dormant
    CSW Nevada, Inc.  (33)                             See (33) See (33)     See (33)        See (33)                    Dormant

   CSW INTERNATIONAL, INC. (CSWI)  (34)                   1,000     100     1,217,683       1,217,683   International Activities
     CSW International Two, Inc. (CSWI2)                  1,000     100       558,468         829,000         Investment Company
       CSW UK Finance Company (Finco)  (35)         427,275,001      90       522,863         470,576         Investment Company
         CSW Investments  (36)                      699,750,001      93     1,307,528       1,216,001         Investment Company
           CSW (UK) plc  (37)                            50,000     100            86              86            Holding Company
           SEEBOARD Group plc  (38)                      50,001     100        (2,272)         (2,272)           Holding Company
             SEEBOARD plc  (39)                     250,493,703     100       712,868         712,868            Foreign Utility
                Appliance Protect Limited                     2     100             0               0                    Dormant
                Direct Power Limited                          2     100             0               0                    Dormant
                Directricity Limited                          2     100             0               0                    Dormant
                Electricity (UK) Limited                      2     100             0               0                    Dormant
                Electricity 2000 Limited                      2     100             0               0                    Dormant
                Energy Express Limited                        2     100             0               0                    Dormant
                First Electricity Limited                     2     100             0               0                    Dormant
                First Gas Limited                             2     100             0               0                    Dormant
                Gas 2000 Limited                              2     100             0               0                    Dormant
                Home Electricity Company Limited              2     100             0               0                    Dormant
                Home Energy Company Limited                   2     100             0               0                    Dormant
                Home Gas Company Limited                      2     100             0               0                    Dormant
                Home Power Company Limited                    2     100             0               0                    Dormant
                Horizon Natural Gas Limited                   2     100             0               0                    Dormant
                Light & Power (UK) Limited                    2     100             0               0                    Dormant
                Longfield Insurance Company Limited     500,000     100         1,166           1,166                  Insurance
                Nene Electrical Installations Limited   100,000     100             0               0                    Dormant

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996.

                                                      NUMBER OF
                                                       COMMON      % OF      ISSUER        OWNER'S
                                                       SHARES     VOTING      BOOK           BOOK
                     NAME OF COMPANY                    OWNED     POWER    VALUE (1)       VALUE (1)          BUSINESS TYPE
                                                                          (thousands)     (thousands)
--------------------------------------------------- ----------- --------- ------------ -------------- --------------------------
                 Nene Maintenance Services Limited       50,000     100             0               0                    Dormant
                Powercare Limited                             2     100             0               0                    Dormant
                Premier Electricity Limited                   2     100             0               0                    Dormant
                Premier Utilities Limited                     2     100             0               0                    Dormant
                Seeb Limited                             10,000     100            22              22         Investment Company
                Seeboard (Consulting) Limited                 2     100             0               0                    Dormant
                Seeboard (Distribution) Limited               2     100             0               0                    Dormant
                Seeboard (Generation) Limited  (40)       1,000     100             1               1            Holding Company
                 Medway Power Limited                     3,750      38             0               0                 Generation
                Seeboard Insurance Company Limited    1,000,000     100        12,627          12,627                  Insurance
                Seeboard (Property Development)
                  Limited                                     2     100             0               0                    Dormant
                Seeboard Final Salary Pension Plan
                Trustee Company Limited                       2     100             0               0            Trustee Company
                Seeboard International Limited          255,000      51           260             133       Overseas Consultancy
                Seeboard Natural Gas Limited  (41)            2     100             0               0            Holding Company
                 Beacon Gas Limited                   3,000,000      50         5,715           5,715                 Gas supply
                SEEBOARD Pension Investment
                Plan Trustee Company Limited                  2     100             0               0            Trustee Company
                SEEBOARD Powerlink Limited                    2     100             0               0                    Dormant
                Seeboard Share Scheme Trustees
                  Limited                                     2     100             0               0            Trustee Company
                SEEBOARD Trading Limited                      2     100             0               0                    Dormant
                Seepower Limited                         10,000     100        (1,261)         (1,261)        Investment Company
                Selectricity Limited                          2     100             0               0                    Dormant
                South Eastern Electricity Board
                  Limited                                     2     100             0               0                    Dormant
                South Eastern Electricity Limited             2     100             0               0                    Dormant
                South Eastern Services Limited                2     100             0               0                    Dormant
                South Eastern Utilities Limited               2     100             0               0                    Dormant
                Southern Gas Limited                    500,000     100        (8,482)         (8,482)                Gas Supply

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996.

                                                      NUMBER OF
                                                       COMMON      % OF      ISSUER        OWNER'S
                                                       SHARES     VOTING      BOOK           BOOK
                     NAME OF COMPANY                    OWNED     POWER    VALUE (1)       VALUE (1)          BUSINESS TYPE
                                                                          (thousands)     (thousands)
--------------------------------------------------- ----------- --------- ------------ -------------- --------------------------
                Torch Natural Gas Limited                     2     100             0               0                    Dormant
                UK Data Collection Services Limited     155,000     8.4       265,360         265,360    Data Collection Service
                UK Electricity Limited                        2     100             0               0                    Dormant
                UK Light and Power Limited                    2     100             0               0                    Dormant
     CSW International Three, Inc. (CSWI3)  (42)          1,000     100             0               0         Investment Company
      CSW International (U.K), Inc.  (43)              See (43) See (43)     See (43)        See (43)                    Dormant
     Energia Internacional de CSW S.A. de C.V.  (44)     50,000     100             7               7         Investment Company
       Aceltek S.R.L. de C.V.  (45)                    See (45)    49.8             7               7            Holding Company
         Enertek S.A. de C.V.  (46)                       4,910   98.18             7               4     Mexican Cogen Facility
     CSW International, Inc. (Cayman)  (47)               1,000     100        40,050          40,050   International Activities
       CSW Vale LLC  (48)                                 1,000     100        40,373          40,373   International Activities
         Empresa de Electricidade Vale de
         Paranapanema S.A.  (49)                     15,196,093   16.15       180,913          40,373      Brazilian Utility Co.

   ENERSHOP INC. (ENERSHOP)                               1,000     100        (1,614)         (1,614)           Energy Services

 (1) Table reflects investment in common stock or other equity securities only. CSW has established a money pool to coordinate short-term borrowings for certain subsidiaries and also incurs borrowings outside the money pool for other subsidiaries through the issuance of its commercial paper as authorized by SEC Order. Money pool balances are reflected as advances to or from affiliates, which are included as cash and temporary cash investments and short-term debt, respectively, on the balance sheets of System companies.

(2) CSWC Southwest Holdings, Inc., a Delaware corporation, was organized on December 6, 1996 and holds 100% of the outstanding shares of CSWC TeleChoice Management, Inc. and 100% of CSWC TeleChoice, Inc. CSW Communications, Inc. holds 100% of the outstanding shares of CSWC Southwest Holdings, Inc.

(3) CSWC TeleChoice Management, Inc., a Delaware corporation, was organized on December 6, 1996 and holds 50% of the membership units of Southwest TeleChoice Management, L.L.C. CSWC Southwest Holdings, Inc. holds 100% of the outstanding shares of CSWC TeleChoice Management, Inc.

(4) Southwest TeleChoice Management, L.L.C., a Delaware limited liability company, was organized on December 13, 1996 and holds a 1% general partnership interest in CSW/ICG ChoiceCom, L.P. CSWC TeleChoice Management, Inc. holds 50% of the membership units of Southwest Telechoice Management, L.L.C. As of the date of this filing, equity contributions are planned but have not been made in Southwest TeleChoice Management, L.L.C.

(5) CSWC TeleChoice, Inc., a Delaware corporation, was organized on December 6, 1996 and holds a 49.5% limited partership interest in CSW/ICG ChoiceCom, L.P. CSWC Southwest Holdings, Inc. holds 100% of the outstanding shares of CSWC TeleChoice, Inc.

(6) CSW/ICG ChoiceCom, L.P., a Delaware limited partnership, was organized on December 13, 1996 to provide telephone and other communication services, initially to Austin, Texas, Corpus Christi, Texas and Tulsa, Oklahoma. CSWC TeleChoice, Inc. holds a 49.5% limited partnership interest and Southwest TeleChoice Management, L.L.C., holds a 1% general partnership interest in CSW/ICG ChoiceCom, L.P. As of the date of this filing, equity contributions are planned but have not been made in CSW/ICG ChoiceCom, L.P.

(7) Polk Power GP II, Inc., a Delaware corporation, was organized on March 20, 1995 and holds 100% of the outstanding shares of Polk Power GP, Inc. CSW Development-I, Inc. holds 50% of the outstanding shares of Polk Power GP II, Inc.

(8) Polk Power GP, Inc., a Delaware corporation, was organized on September 18, 1991 and holds a 1% general partnership interest in Polk Power Partners,
     L. P.   Polk Power GP II, Inc. holds 100% of the outstanding shares of Polk
     Power GP, Inc.

(9) Orange Cogeneration GP II, Inc., a Delaware corporation, was organized on March 16, 1995 and holds 100% of the outstanding shares of Orange Cogeneration GP, Inc. CSW Development-I, Inc. holds 50% of the outstanding shares of Orange Cogeneration GP II, Inc.

(10) Orange Cogeneration GP, Inc., a Delaware corporation, was organized on February 5, 1993 and holds a 1% general partnership interest in Orange Cogeneration, L. P. Orange Cogeneration GP II, Inc., holds 100% of the outstanding shares of Orange Cogeneration GP, Inc.

(11) CSW Mulberry II, Inc., a Delaware corporation, was organized on March 21, 1995 and holds 100% of the outstanding shares of CSW Mulberry, Inc. CSW Development-I, Inc. holds 100% of the outstanding shares of CSW Mulberry II, Inc.

(12) CSW Mulberry, Inc., a Delaware corporation, was organized on February 3, 1994 and holds a 45.75% limited partnership interest in Polk Power Partners, L. P. CSW Mulberry II, Inc. holds 100% of the outstanding shares of CSW Mulberry, Inc.

(13) Polk Power Partners, L. P., a Delaware limited partnership, was organized on February 20, 1992 to own and operate the Mulberry cogeneration project. CSW Mulberry, Inc. holds a 45.75% limited partnership interest and Polk Power GP, Inc. holds a 1% general partnership interest in Polk Power Partners, L. P. Under the Limited Partnership Agreement for Polk Power Partners, L. P., Polk Power GP, Inc. generally has the power and authority to manage the affairs of Polk Power Partners, L. P. and CSW Mulberry, Inc. has such rights and powers as are customary for a limited partner, including but not limited to the right (in proportion to its interest) to consent to major transactions.

(14) Noah I Power GP, Inc., a Delaware corporation, was organized on May
     14, 1991 and holds a 1% general partner interest in Noah I Power Partners,
     L. P. CSW Development-I, Inc. holds 100% of the outstanding shares of Noah I Power GP, Inc.

(15) Noah I Power Partners, L. P., a Delaware limited partnership, was organized on May 16, 1991 to own and/or operate cogeneration projects or interests therein. CSW Development-I, Inc. holds a 94.5% limited partnership interest and Noah I Power GP, Inc. holds a 1% general partnership interest in Noah I Power Partners, L. P. Under the Limited Partnership Agreement for Noah I Power Partners, L. P., Noah I Power GP, Inc. generally has the power and authority to manage the affairs of Noah I Power Partners, L. P., and CSW Development-I, Inc. has such rights and powers as are customary for a limited partner, including but not limited to the right (in proportion to its interest) to consent to certain major transactions.

(16) Brush Cogeneration Partners, is a Delaware general partnership organized on November 1, 1991. Noah I Power Partners, L. P. holds a 50% general partnership interest in Brush Cogeneration Partners. Brush Cogeneration Partners was formed to invest in certain cogeneration projects, including the Brush II project authorized by SEC order Rel. No. 35-25399. Brush Cogeneration Partners is managed by a management committee, with Noah I Power Partners, L. P. having the power and authority to manage the affairs of Brush Cogeneration Partners.

(17) CSW Orange II, Inc., a Delaware corporation, was organized on March
     16, 1995 and holds 100% of the outstanding shares of CSW Orange, Inc. CSW Development-I, Inc. holds 100% of the outstanding shares of CSW Orange II, Inc.

(18) CSW Orange, Inc., a Delaware corporation, was organized on April 21,
     1993 to be a limited partner in Orange Cogeneration, L. P. CSW Orange, Inc. holds a 49.5% limited partnership interest in Orange Cogeneration, L. P. CSW Orange II, Inc. holds 100% of the outstanding shares of CSW Orange, Inc.

(19) Orange Cogeneration, L. P., a Delaware limited partnership, was organized on February 5, 1993 to own and operate the Orange Cogeneration project. CSW Orange, Inc. holds a 49.5% limited partnership interest and Orange Cogeneration GP, Inc. holds a 1% general partnership interest in Orange Cogeneration, L. P. Under the Limited Partnership Agreement for Orange Cogeneration, L. P., Orange Cogeneration GP, Inc. generally has the power and authority to manage the affairs of Orange Cogeneration, L. P. and CSW Orange, Inc. has such rights and powers as are customary for a limited partner, including but not limited to the right (in proportion to its interest) to consent to major transactions.

(20) Sacramento Power, Inc., a Delaware corporation, was organized on June
     12, 1991. In November 1995, CSW Development-I, Inc. purchased 500 shares of Sacramento Power, Inc., thus acquiring a 50% interest.

(21) Thermo Cogeneration Partnership, a Delaware limited partnership, was organized April 7, 1993 to own and operate the Ft. Lupton cogeneration project. CSW Ft. Lupton, Inc. holds a 49% limited partnership interest and a 1% general partnership interest.

(22) Newgulf Power Venture, Inc., a Delaware corporation, was organized on October 13, 1994 to own the Texas Gulf project. Newgulf Power Venture, Inc. holds 100% of the Texas Gulf project.

(23) CSW Sweeny GP I, Inc., a Delaware corporation, was organized on September 6, 1995 to hold a 100% interest in CSW Sweeny GP II, Inc. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Sweeny GP I, Inc.

(24) CSW Sweeny GP II, Inc., a Delaware corporation, was organized on September 6, 1995 and holds a 20% general partnership interest in Sweeny Cogeneration L. P. CSW Sweeny GP I, Inc. holds 100% of the outstanding shares of CSW Sweeny GP II, Inc.

(25) CSW Sweeny LP I, Inc., a Delaware corporation, was organized on September 6, 1995 and holds 100% of the outstanding stock of CSW Sweeny LP II, Inc. CSW Energy, Inc.(holds 100% of the outstanding shares of CSW Sweeny LP I, Inc.

(26) CSW Sweeny LP II, Inc., a Delaware corporation, was organized on September 6, 1995 and holds a 80% limited partnership interest in Sweeny Cogeneration L. P. CSW Sweeny LP I, Inc. holds 100% of the outstanding shares of CSW Sweeny LP II, Inc.

(27) Sweeny Cogeneration L. P., a Delaware limited partnership, was organized on September 15, 1995 to own and construct the Sweeny project. CSW Sweeny LP II, Inc. holds an 80% limited partnership interest and CSW Sweeny GP II, Inc. holds a 20% general partnership interest in Sweeny Cogeneration L. P.

(28) CSW Development-3, Inc., a Delaware corporation, was organized on October 25, 1995. There were no assets or activity for CSW Development-3, Inc., during 1996. On December 15, 1995, CSW Development-3, Inc. was granted EWG status.

(29) CSW Northwest GP, Inc., a Delaware corporation, was organized on June 29, 1995. There were no assets or activity for CSW Northwest GP, Inc. in 1996. On October 3, 1996, CSW Northwest GP, Inc. was granted EWG status.

(30) CSW Northwest LP, Inc., a Delaware corporation, was organized on June 29, 1995. There were no assets or activity for CSW Northwest LP, Inc. in 1996. On October 3, 1995, CSW Northwest LP, Inc. was granted EWG status.

(31) Northwest Power Company L. L. C., a Washington limited liability company, was formed on October 26, 1995 to own and/or operate eligible facilities. CSW Development-3, Inc. holds a 50% interest in Northwest Power Company L. L. C. On December 15, 1995, Northwest Power Company L. L. C., was granted EWG status.

(32) CSW Power Marketing, Inc., a Delaware corporation, was organized on
     March 8, 1996. There were no assets or activity for CSW Power Marketing, Inc. in 1996. CSW Power Marketing is awaiting FERC authorization to do power marketing. On May 1, 1996 CSW Power Marketing, Inc. was granted EWG status.

(33) CSW Nevada, Inc., a Delaware corporation, was organized on June 29, 1993. There were no assets or activity for CSW Nevada, Inc. in 1996.

(34) CSW International, Inc., a Delaware corporation, was organized on November 9, 1994. CSW International, Inc., was organized to pursue power generation, transmission, and distribution projects outside of the United States. CSW holds 100% of the outstanding shares of CSW International, Inc.

(35) CSW UK Finance Company, a private unlimited company having share capital, with its registered office situated in the United Kingdom, was incorporated on December 17, 1996. As of December 31, 1996, CSW UK Finance Company held 93% of CSW Investments. CSW International Two, Inc. holds a 90% interest in CSW UK Finance Company and CSW International Three holds a 10% interest.

(36) CSW Investments, a private unlimited company having share capital, was formed on November 3, 1995, and held 100% of CSW (UK) plc and holds 100% of SEEBOARD Group plc. CSW Investments, a UK organized entity, was formed to carry on business as a holding and investment company. As of December 31, 1996, CSW UK Finance Company held a 93% interest and CSW International Three, Inc. held a 7% interest in CSW Investments.

(37) CSW (UK) plc, a public company limited by shares, was incorporated on November 2, 1995, with its registered office situated in the United Kingdom. CSW Investments held 100% of the shares of CSW (UK) plc at December 31, 1996. CSW (UK) plc was sold on April 21, 1997.

(38) SEEBOARD Group plc, a public company limited by shares, was incorporated on April 18, 1996, with its registered office situated in the United Kingdom. SEEBOARD Group plc owns 100% of SEEBOARD plc, a UK utility company. CSW Investments holds 100% of the shares of SEEBOARD Group plc.

(39) SEEBOARD plc, which is registered in Crawley, West Sussex, England, is a public company limited by shares and came into existence as a result of the restructuring and subsequent privatization of the United Kingdom electricity industry in 1990. SEEBOARD plc's primary regulated businesses are the distribution and supply of electricity within its southeast England service area. SEEBOARD plc is also involved in other activities, including gas supply, electricity generation, electrical contracting and retailing. SEEBOARD Group plc holds 100% of the shares of SEEBOARD plc.

(40) SEEBOARD plc's interest in SEEBOARD (Generation) Limited was transferred to SEEBOARD Group plc effective January 1, 1997.

(41) SEEBOARD plc's interest in SEEBOARD Natural Gas Limited was transferred to SEEBOARD Group, plc effective January 1, 1997.

(42) CSW International Three, Inc., a Delaware corporation, was formed on November 3, 1995 and holds a 10% ownership interest in CSW UK Finance Company and a 10% ownership interest in CSW Investments. CSW International, Inc. holds 100% of the shares of CSW International Three, Inc.

(43) CSW International (U.K.), Inc., a Delaware corporation, was formed on September 14, 1995. There was no activity for this company in 1996.

(44) Energia Internacional de CSW S.A. de C.V., a Mexican variable capital corporation, was organized on April 10, 1996 to acquire or participate in the capital stock or patrimony of other civil or commercial operations. CSW International, Inc. holds 100% of the outstanding shares of Energia Internacional de CSW S.A. de C.V.

(45) Aceltek S.R.L. de C.V, a Mexican limited liability partnership, was organized in 1995 to act as a holding company for partnership interests. Energia Internacional owns 49.8% of Aceltek.

(46) Enertek S.A. de C.V. , a Mexican variable capital corporation, was organized in 1995. Aceltek owns 98.18% of Enertek, with Energia International holding an additional 1.12% direct interest in Enertek.

(47) CSW International, Inc. (Cayman), a Cayman Islands exempted company, was duly organized under the laws of the Cayman Islands on July 7, 1995. CSW International, Inc. holds 100% of the outstanding shares of CSW International, Inc. (Cayman).

(48) CSW Vale L.L.C., a Cayman Islands exempted company, was duly organized under the laws of the Cayman Islands on October 21, 1996. CSW International, Inc. (Cayman) holds approximately 99% of the outstanding shares of CSW Vale L.L.C., with CSW International, Inc.
     holding the remaining 1%.

(49) Empresa de Eletricidade Vale Paranapanema S.A. (Vale) is a Brazilian distribution utility company. CSW Vale L.L.C. purchased approximately 16.15% of the outstanding shares of Vale's common stock and 100% of Vale's Series "B" preferred stock in October 1996.

Note: On June 6, 1996, CSW sold Transok, Inc. and subsidiaries to Tejas Gas
      Corporation.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS.

During 1996, there were no acquisitions or sales of utility assets which were not reported in a certificate filed pursuant to Rule 24.


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

During 1996 there were no System securities issued, sold, pledged, guaranteed or assumed by any System company, which were not reported in a certificate filed pursuant to Rule 24.


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES.

The following System securities were acquired, redeemed or retired by System companies during 1996.

                                                   EXTINGUISHED (E) COMMISSION
                                                     OR HELD FOR   AUTHORIZATION
         NAME OF ISSUER AND         CONSIDERATION      FURTHER          OR
           TITLE OF ISSUE            (thousands)    DISPOSITION(D)   EXEMPTION
-------------------------------------------------------------------------------
CPL
Pollution Control Revenue Bonds
   Series 1984, 7-7/8%, due 2014         $6,520          E           Rule 42
   Series 1986, 7-7/8%, due 2016        $61,200          E           Rule 42

Note Payable
   6-1/2%, due 1995                        $231          E           Rule 42

PSO
Pollution Control Revenue Bonds,
Series 1984, 7-7/8%, due 2014,          $13,040          E          Rule 42 and
(Reacquired)                                                      Oklahoma Corp.
                                                                    Commission
First Mortgage Bonds
Series J, 5-1/4%, due 1996,             $25,000          E      No authorization
(Retired at maturity)                                                required

SWEPCO
First Mortgage Bonds
   Series 1976A, 6.2%, due 2006            $145          E           Rule 42

Preferred Stock
   6.95% Subject to mandatory            $1,236          E           Rule 42
   redemption

Pollution Control Reveue Bonds
  Series 1986, 8.2%, due 2014           $83,334          E           Rule 42

WTU
Pollution Control Revenue Bonds
    Series 1984, 7 7/8%, due 2014       $45,639          E           Rule 42

ITEM 5.  INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES.


(1). Aggregate number of investments in persons operating in the retail service areas.

                                                                      CARRYING
                     GENERAL DESCRIPTION OF TYPE      AGGREGATE        VALUE
                        OF "PERSONS INCLUDED"           NUMBER       (thousands)
--------------------------------------------------------------------------------

       CPL          Corpus Christi Industrial Park
                          McAllen Trade Zone              15                $21

       PSO             Economic and Industrial            32                360
                                                                         ------

                                              TOTAL                        $381
                                                                         ------


(2).  For securities not included in (1) above, provide the following:

                                                          % OF         NATURE
                       DESCRIPTION OF   NUMBER    VOTING  OWNERS     OF ISSUER'S
       NAME OF ISSUER     SECURITY     OF SHARES  POWER  BOOK VALUE   BUSINESS
-------------------------------------------------------------------------------
PSO

THE RIKA COMPANIES
RIKA Management          Membership       50%       4%   $2,304,916  The RIKA
     Company, L.L.C.       Units                                     companies
                                                                     are engaged
Universal Power Products Membership       48%       4%     $(19,705) in the
    Company, L.L.C.        Units                                     development
                                                                     and
Automated Substation     Membership       71%       4%      $87,962  commercial-
    Development Company,   Units                                     ization of
    L.L.C.                                                           computer
                                                                     automation
RC Training, L.L.C.      Membership       48%       4%           $0  for the
                           Units                                     electric
                                                                     power
                                                                     industry.

(2).  For securities not included in (1) above, provide the following:


                                                          % OF         NATURE
                       DESCRIPTION OF   NUMBER    VOTING  OWNERS     OF ISSUER'S
       NAME OF ISSUER     SECURITY     OF SHARES  POWER  BOOK VALUE   BUSINESS
-------------------------------------------------------------------------------


PSO (CONTINUED)

Excel Energy           Class A, voting,     4     0.0%      $625   Excel Energy
  Technologies, Inc.   common stock                                Technologies
                                                                   is engaged
                                                                   in research,
                       Class B,           648       NA       $6    development
                       nonvoting,                                  and instal-
                       common stock                                lation of
                                                                   proprietary,
                       Preferred,         590     3.3%    $87,423  microproces-
                       Series C,                                   sor based
                       voting                                      energy
                                                                   control
                       Preferred,      12,459       NA  $2,371,553 technology.
                       Series E,
                       nonvoting

                       Preferred,       1,749       NA   $259,158
                       Series F,
                       nonvoting

Nuvest, L.L.C.         Membership         70%     4.9%  $4,766,903 Nuvest L.L.C.
                       Units                                       provides
                                                                   staffing
                                                                   services for
                                                                   electric
                                                                   utility power
                                                                   plants.

(2).  For securities not included in (1) above, provide the following:


                                                          % OF         NATURE
                       DESCRIPTION OF   NUMBER    VOTING  OWNERS     OF ISSUER'S
       NAME OF ISSUER     SECURITY     OF SHARES  POWER  BOOK VALUE   BUSINESS
-------------------------------------------------------------------------------


SEEBOARD PLC

Electricity Pensions   Common Stock    20,000     4.9%    $34,240     Trustee
Trustee Limited                                                       Company

ESN Holdings Limited   Common Stock       104     4.9%      $178      Trustee
                                                                      Company


COMM

Brooks Fiber           Common Stock   121,200     0.4%   $3,090,600    Local
Properties, Inc.                                                       tele-
                                                                     communica-
                                                                       tions
                                                                      services

ITEM 6.  OFFICERS AND DIRECTORS - PART I.

The positions of officers and directors of all System companies as of December 31, 1996 were as follows.

NAME AND ADDRESS                                             POSITION


CENTRAL AND SOUTH WEST CORPORATION

Glenn Biggs                       San Antonio, TX               D
Molly Shi Boren                   Norman, OK                    D
E. R. Brooks                      Dallas, TX                    D,CM,P&CEO
Donald M. Carlton                 Austin, TX                    D
Lawrence B. Connors               Dallas, TX                    C
Thomas H. Cruikshank (1)          Dallas, TX                    D
T. J. Ellis                       Crawley, West Sussex, UK      D
Glenn Files                       Dallas, TX                    D&EVP
Joe H. Foy                        Kerrville, TX                 D
T. M. Hagan                       Dallas, TX                    SVP
Wendy G. Hargus                   Dallas, TX                    T
Robert W. Lawless                 Tulsa, OK                     D
Venita McCellon-Allen             Dallas, TX                    SVP&AS
Stephen J. McDonnell              Dallas, TX                    VP
Ferd. C. Meyer, Jr                Dallas, TX                    SVP&GC
James L. Powell                   Fort McKavett, TX             D
Kenneth C. Raney, Jr              Dallas, TX                    VP,AGC&S
Glenn D. Rosilier                 Dallas, TX                    SVP&CFO
Thomas V. Shockley III            Dallas, TX                    D&EVP
J. C. Templeton (2)               Houston, TX                   D
Lloyd D. Ward                     Newton, Iowa                  D

(1)  Mr. Cruikshank resigned from the  CSW Board of Directors February 27, 1997.
(2)  Mr. Templeton retired from the CSW Board of Directors April 17, 1997.


CENTRAL POWER AND LIGHT COMPANY

John F. Brimberry                 Victoria, TX                  D
E. R. Brooks                      Dallas, TX                    D
Alice G. Crisp                    Corpus Christi, TX            AS
R. Russell Davis                  Tulsa, OK                     C
M. Bruce Evans                    Corpus Christi, TX            D&P
Glenn Files                       Dallas, TX                    D
Ruben M. Garcia                   Laredo, TX                    D
Wendy G. Hargus                   Dallas, TX                    T
Nancy C. Johnson                  Corpus Christi, TX            AS
Robert A. McAllen                 Weslaco, TX                   D
Pete J. Morales, Jr               Devine, TX                    D
S. Loyd Neal, Jr                  Corpus Christi, TX            D
H. Lee Richards                   Harlingen, TX                 D
J. Gonzalo Sandoval               Corpus Christi, TX            D&GM
Brenda J. Snider                  Corpus Christi, TX            S
Jana P. Soward                    Tulsa, OK                     AT
Gerald E. Vaughn                  Corpus Christi, TX            D

NAME AND ADDRESS                                             POSITION


PUBLIC SERVICE COMPANY OF OKLAHOMA

E. R. Brooks                      Dallas, TX                    D
T. D. Churchwell                  Tulsa, OK                     D&P
Harry A. Clarke                   Afton, OK                     D
R. Russell Davis                  Tulsa, OK                     C
Glenn Files                       Dallas, TX                    D
Wendy G. Hargus                   Dallas, TX                    T
Lina P. Holm                      Tulsa, OK                     AS
Paul K. Lackey, Jr                Tulsa, OK                     D
Paula Marshall-Chapman            Tulsa, OK                     D
William R. McKamey                Tulsa, OK                     D&GM
Betsy J. Powers                   Tulsa, OK                     S
M. Louis Satterfield-Winsworth    Tulsa, OK                     AS
Jana P. Soward                    Tulsa, OK                     AT
Robert B. Taylor, Jr.,            Okmulgee, OK                  D


ASH CREEK MINING COMPANY

Sandra S. Bennett (1)             Tulsa, OK                     CMPT
T. D. Churchwell                  Tulsa, OK                     D
Kit Hill                          Tulsa, OK                     S&T
Lina P. Holm                      Tulsa, OK                     AS&AT
Masoud Keyan (2)                  Dallas, TX                    VP&COO
William R. McKamey                Tulsa, OK                     D
E. Michael Williams               Tulsa, OK                     P&D
Robert L. Zemanek                 Tulsa, OK                     D,CM&CEO
Waldo J. Zerger, Jr               Tulsa, OK                     D

(1) Ms. Bennett accepted a position as controller with CSW Energy and resigned from the Ash Creek Mining Company Board. Ms. Lori Wright was named the new assistant controller of Ash Creek Mining Company effective April 16, 1997.
(2)  Mr. Keyan left Ash Creek Mining Company Board effective April 15, 1997.

NAME AND ADDRESS                                             POSITION


SOUTHWESTERN ELECTRIC POWER COMPANY

E. R. Brooks                      Dallas, TX                    D
Judith W. Culver                  Shreveport, LA                AS
R. Russell Davis                  Tulsa, OK                     C
James E. Davison                  Ruston, LA                    D
Glenn Files                       Dallas, TX                    D
Wendy G. Hargus                   Dallas, TX                    T
Dr. Fredrick E. Joyce             Texarkana, TX                 D
Marilyn S. Kirkland               Shreveport, LA                S
John M. Lewis                     Fayetteville, AR              D
Karen C. Martin                   Shreveport, LA                D&GM
William C. Peatross               Shreveport, LA                D
Maxine P. Sarpy                   Shreveport, LA                D
Michael D. Smith                  Shreveport, LA                D&P
Jana P. Soward                    Tulsa, OK                     AT


THE ARKLAHOMA CORPORATION

John W. Harbour, Jr               Oklahoma City, OK             D&P
E. Bennie Daigle, Jr              New Orleans, LA               D&VP
Preston Kissman                   Tulsa, OK                     D
D. J. Rich                        Oklahoma City, OK             D,S&T


SOUTHWEST ARKANSAS UTILITIES COMPANY

Charles E. Clinehens, Jr          Fayetteville, AR              D,S&T
Thomas H. DeWeese                 Fayetteville, AR              D&P
Elizabeth D. Stephens             Texarkana, TX                 D&VP


WEST TEXAS UTILITIES COMPANY

Richard F. Bacon                  Abilene, TX                   D
Jeff C. Broad                     Abilene, TX                   AS
E. R. Brooks                      Dallas, TX                    D
Paul J. Brower                    Abilene, TX                   D&GM
R. Russell Davis                  Tulsa, OK                     C
Glenn Files                       Dallas, TX                    D
Wendy G. Hargus                   Dallas, TX                    T
Tommy Morris                      Abilene, TX                   D
Martha Murray                     Abilene, TX                   S
Floyd W. Nickerson                Abilene, TX                   D&P
Dian G. Owen                      Abilene, TX                   D
James M. Parker                   Abilene, TX                   D
Jana P. Soward                    Tulsa, OK                     AT
Ted Steans                        San Angelo, TX                D
F. L. Stephens                    San Angelo, TX                D

NAME AND ADDRESS                                             POSITION


CENTRAL AND SOUTH WEST SERVICES, INC.

Sandra S. Bennett                 Dallas, TX                    AC
Richard H. Bremer (1)             Dallas, TX                    P
E. R. Brooks                      Dallas, TX                    D,CH&CEO
T. D. Churchwell                  Tulsa, OK                     D
R. Russell Davis                  Tulsa, OK                     C
Leslie E. Dillahunty              Dallas, TX                    VP
M. Bruce Evans                    Corpus Christi, TX            D
Glenn Files                       Dallas, TX                    D
A. Dean Fuller                    Dallas, TX                    VP
T. M. Hagan                       Dallas, TX                    D&SVP
Wendy G. Hargus                   Dallas, TX                    T
Lana Hillebrand                   Dallas, TX                    VP
Preston Kissman                   Tulsa, OK                     VP
Venita McCellon-Allen             Dallas, TX                    D,SVP&AS
Ferd. C. Meyer, Jr                Dallas, TX                    D
Floyd W. Nickerson                Abilene, TX                   D
Kenneth C. Raney, Jr              Dallas, TX                    S
Mark Roberson                     Dallas, TX                    VP
Glenn D. Rosilier                 Dallas, TX                    D
John Saenz                        Tulsa, OK                     VP
Thomas V. Shockley III            Dallas, TX                    D
Michael D. Smith                  Shreveport, LA                D
Jana P. Soward                    Tulsa, OK                     AT
Gerald E. Vaughn                  Corpus Christi, TX            VP
Richard P. Verret (2)             Dallas, TX                    P
E. Michael Williams               Dallas, TX                    VP
Waldo Zerger                      Tulsa, OK                     VP
Robert L. Zemanek (3)             Tulsa, OK                     P

(1) Mr. Bremer is President of Central and South West Services, Inc. -- Energy Services.
(2) Mr. Verret is President of Central and South West Services, Inc. -- Power Generation.
(3) Mr. Zemanek is President of Central and South West Services, Inc. -- Energy Delivery.

NAME AND ADDRESS                                              POSITION

CSW LEASING, INC.

E. R. Brooks                      Dallas, TX                    D&CH
Kenneth I. Brown                  New York, NY                  SVP
Elmo Chin                         New York, NY                  AC
Lawrence B. Connors               Dallas, TX                    C
Glenn Files                       Dallas, TX                    D
Ira Finkelson                     New York, NY                  AS
C. Jeffrey Knittle                New York, NY                  SVP
Wendy G. Hargus                   Dallas, TX                    T
Kenneth C. Raney, Jr              Dallas, TX                    S
Glenn D. Rosilier                 Dallas, TX                    D&P
Leo Sheer                         New York, NY                  AS
Thomas V. Shockley III            Dallas, TX                    D
Jean B. Stein                     New York, NY                  SVP
Nikita Zdanow                     New York, NY                  D


CSW CREDIT, INC.

E. R. Brooks                      Dallas, TX                    D&CH
Lawrence B. Connors               Dallas, TX                    C
Glenn Files                       Dallas, TX                    D
T. M. Hagan                       Dallas, TX                    D
Wendy G. Hargus                   Dallas, TX                    VP
Robert W. Lawless                 Tulsa, OK                     D
Venita McCellon-Allen             Dallas, TX                    D&AS
Ferd. C. Meyer, Jr                Dallas, TX                    D
Stacy Newman Corrie               Dallas, TX                    AS
Kenneth C. Raney, Jr              Dallas, TX                    S
Glenn D. Rosilier                 Dallas, TX                    D&P
Thomas V. Shockley III            Dallas, TX                    D
Stephen D. Wise                   Dallas, TX                    T


CSW COMMUNICATIONS, INC.

Michael L. Babin                  Austin, TX                    GM
Richard H. Bremer                 Dallas, TX                    D
E. R. Brooks                      Dallas, TX                    D
Lawrence B. Connors               Dallas, TX                    C
Glenn Files                       Dallas, TX                    D
T. M. Hagan                       Dallas, TX                    D
Wendy G. Hargus                   Dallas, TX                    T
Venita McCellon-Allen             Dallas, TX                    D
Ferd. C. Meyer, Jr                Dallas, TX                    D
Terrell Poth                      Austin, TX                    AS
Kenneth C. Raney, Jr              Dallas, TX                    S
Glenn D. Rosilier                 Dallas, TX                    D
Donald A. Shahan                  Austin, TX                    D&P
Thomas V. Shockley III            Dallas, TX                    D
Jana P. Soward                    Tulsa, OK                     AT

NAME AND ADDRESS                                              POSITION


CSWC SOUTHWEST HOLDINGS, INC.

Michael L. Babin                  Austin, TX                    VP&S
Donald A. Shahan                  Austin, TX                    D&P


CSWC TELECHOICE MANAGEMENT, INC.

Michael L. Babin                  Austin, TX                    VP&S
Donald A. Shahan                  Austin, TX                    D&P


CSWC TELECHOICE, INC.

Michael L. Babin                  Austin, TX                    VP&S
Donald A. Shahan                  Austin, TX                    D&P


CSW ENERGY, INC.

Lee D. Atkins                     Dallas, TX                    VP
E. R. Brooks                      Dallas, TX                    D&CM
Stacy Newman Corrie               Dallas, TX                    AT
Terry D. Dennis                   Dallas, TX                    D,P&CEO
Glenn Files                       Dallas, TX                    D
Paul E. Graf                      Dallas, TX                    VP
T. M. Hagan                       Dallas, TX                    D
Wendy G. Hargus                   Dallas, TX                    T
Alphonso R. Jackson               Dallas, TX                    VP
Venita McCellon-Allen             Dallas, TX                    D
Ferd C. Meyer, Jr                 Dallas, TX                    D
Michael T. Moran                  Dallas, TX                    VP
Eddie D. Peebles (1)              Dallas, TX                    C
Kenneth C. Raney, Jr              Dallas, TX                    S
Glenn D. Rosilier                 Dallas, TX                    D
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&VCM
Stephen D. Wise                   Dallas, TX                    AT

(1) Mr. Peebles accepted a position with CSWE and resigned from the CSW Energy Board.
     Ms. Bennett was named the new controller of CSW Energy effective March 13, 1997.

NAME AND ADDRESS                                              POSITION


CSW DEVELOPMENT-I, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&CM
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Eddie D. Peebles                  Dallas, TX                    C
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&CM


POLK POWER GP II, INC.

Lee D. Atkins                     Dallas, TX                    D
J. S. Brown                       Houston, TX                   CFO
W. S. Garrett                     Houston, TX                   D
L.L. Hilton                       Dallas, TX                    D&CEO
Michael T. Moran                  Dallas, TX                    D&P
J. D. Nielson                     Houston, TX                   AS
Philip T. Schnorbach              Dallas, TX                    S
A. Wade Smith                     Lakeland, FL                  GM


POLK POWER GP, INC.

Lee D. Atkins                     Dallas, TX                    D
J. S. Brown                       Houston, TX                   CFO
W. S. Garrett                     Houston, TX                   D
L.L. Hilton                       Houston, TX                   D&CEO
Michael T. Moran                  Dallas, TX                    D&P
J. D. Nielson                     Houston, TX                   AS
Philip T. Schnorbach              Dallas, TX                    S
A. Wade Smith                     Lakeland, FL                  GM


ORANGE COGENERATION GP II, INC.

Lee D. Atkins                     Dallas, TX                    D
J. S. Brown                       Houston, TX                   CFO
W. S. Garrett                     Houston, TX                   D
L.L. Hilton                       Houston, TX                   D&P
Michael T. Moran                  Dallas, TX                    CEO
J. D. Nielson                     Houston, TX                   S
Philip T. Schnorbach              Dallas, TX                    AS
A. Wade Smith                     Lakeland, FL                  GM

NAME AND ADDRESS                                             POSITION


ORANGE COGENERATION GP, INC.

Lee D. Atkins                     Dallas, TX                    D
J. S. Brown                       Houston, TX                   CFO
W. S. Garrett                     Houston, TX                   D
L.L. Hilton                       Houston, TX                   D&P
Michael T. Moran                  Dallas, TX                    D&CEO
J. D. Nielson                     Houston, TX                   S
Philip T. Schnorbach              Dallas, TX                    AS
A. Wade Smith                     Lakeland, FL                  GM


CSW MULBERRY II, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS


CSW MULBERRY, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS


NOAH I POWER GP, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS

NAME AND ADDRESS                                              POSITION


CSW ORANGE II, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS


CSW ORANGE, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS


SACRAMENTO POWER, INC.

Lee D. Atkins                     Dallas, TX                    D.VP&S
Arnold Klann                      Laguna Hills, CA              D&P
Michael T. Moran                  Dallas, TX                    VP
Davis G. Reese                    Laguna Hills, CA              AS
Jack D. Strube                    Laguna Hills, CA              CFO&T


CSW DEVELOPMENT-II, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D,P&CEO
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Eddie D. Peebles                  Dallas, TX                    C
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&CM

NAME AND ADDRESS                                              POSITION


CSW FORT LUPTON, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&CM


NEWGULF POWER VENTURE, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&CM


CSW SWEENY GP I, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&CM


CSW SWEENY GP II, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS

NAME AND ADDRESS                                              POSITION


CSW SWEENY LP I, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&CM


CSW SWEENY LP II, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS


CSW DEVELOPMENT-3, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D,P&CEO
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Eddie D. Peebles                  Dallas,TX                     C
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&CM


CSW NORTHWEST GP, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D,P&CEO
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&CM

NAME AND ADDRESS                                              POSITION


CSW NORTHWEST LP, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D,P&CEO
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&CM


CSW POWER MARKETING, INC.

Terry D. Dennis                   Dallas, TX                    D,P&CEO
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Thomas V. Shockley III            Dallas, TX                    D&CM

CSW NEVADA, INC.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D,P&CEO
Paul E. Graf                      Dallas, TX                    D&VP
Wendy G. Hargus                   Dallas, TX                    T
Michael T. Moran                  Dallas, TX                    D&VP
Kenneth C. Raney, Jr              Dallas, TX                    S
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D

NAME AND ADDRESS                                             POSITION


CSW INTERNATIONAL, INC.

Lee D. Atkins                     Dallas, TX                    VP
E. R. Brooks                      Dallas, TX                    D&CM
Stacy Newman Corrie               Dallas, TX                    AT
Terry D. Dennis                   Dallas, TX                    D,P&CEO
Glenn Files                       Dallas, TX                    D
Paul E. Graf                      Dallas, TX                    VP
T. M. Hagan                       Dallas, TX                    D
Wendy G. Hargus                   Dallas, TX                    T
Alphonso R. Jackson               Dallas, TX                    VP
Venita McCellon-Allen             Dallas, TX                    D
Steve McDonnell                   Dallas, TX                    VP
Ferd. C. Meyer, Jr                Dallas, TX                    D
Michael T. Moran                  Dallas, TX                    VP
Eddie D. Peebles (1)              Dallas, TX                    C
Kenneth C. Raney, Jr              Dallas, TX                    S
Glenn D. Rosilier                 Dallas, TX                    D
Philip  T. Schnorbach             Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&VCM
Steve D. Wise                     Dallas, TX                    AT

(1) Mr. Peebles accepted a position with CSWE and resigned from the CSW International, Inc. Board.
    Ms. Bennett was named the new controller of CSW International, Inc. effective March 13, 1997.

CSW INTERNATIONAL TWO, INC.

Lee D. Atkins                     Dallas, TX                    VP
E. R. Brooks                      Dallas, TX                    CM
Terry D. Dennis                   Dallas, TX                    P&CEO
Paul E. Graf                      Dallas, TX                    VP
Wendy G. Hargus                   Dallas, TX                    T
Ferd. C. Meyer, Jr                Dallas, TX                    VP&GC
Michael T. Moran                  Dallas, TX                    VP
Eddie D. Peebles                  Dallas, TX                    C
Kenneth C. Raney, Jr              Dallas, TX                    S
Glenn D. Rosilier                 Dallas, TX                    VP
Thomas V. Shockley III            Dallas, TX                    VCM

NAME AND ADDRESS                                              POSITION


CSW UK FINANCE COMPANY

T. J. Ellis                       Crawley, West Sussex, UK      D
M. A. Nagle                       Crawley, West Sussex, UK      S
M. J. Pavia                       Crawley, West Sussex, UK      D
G. D. Rosilier                    Dallas, TX                    D
Thomas V. Shockley III            Dallas, TX                    D&CM


CSW INVESTMENTS

T. J. Ellis                       Crawley, West Sussex, UK      D
M. A. Nagle                       Crawley, West Sussex, UK      S
M. J. Pavia                       Crawley, West Sussex, UK      CFO
G. D. Rosilier                    Dallas, TX                    D
Thomas V. Shockley III            Dallas, TX                    D&CM


CSW (UK) PLC

T. J. Ellis *                     Crawley, West Sussex, UK      D
M. A. Nagle *                     Crawley, West Sussex, UK      S
M. J. Pavia *                     Crawley, West Sussex, UK      D
G. D. Rosilier *                  Dallas, TX                    D
Thomas V. Shockley III *          Dallas, TX                    D&CM

* All the directors resigned on the sale of CSW (UK) plc on April 21, 1997.


SEEBOARD GROUP PLC

E. R. Brooks                      Dallas, TX                    D
T. J. Ellis                       Crawley, West Sussex, UK      D&CM
S. Gutteridge                     Crawley, West Sussex, UK      D
M. A. Nagle                       Crawley, West Sussex, UK      S
M. J. Pavia                       Crawley, West Sussex, UK      D
Thomas V. Shockley III            Dallas, TX                    D
A. R. Smith                       Crawley, West Sussex, UK      D
J. Weight                         Crawley, West Sussex, UK      D


SEEBOARD PLC

H. Cadoux-Hudson                  Crawley, West Sussex, UK      C
T. J. Ellis                       Crawley, West Sussex, UK      D,CM & CEO
S. Gutteridge                     Crawley, West Sussex, UK      MD
M. A. Nagle                       Crawley, West Sussex, UK      S&GC
M. J. Pavia                       Crawley, West Sussex, UK      D&CFO
P. J. Privett                     Crawley, West Sussex, UK      DCS
A. R. Smith                       Crawley, West Sussex, UK      MD
J. Weight                         Crawley, West Sussex, UK      MD

NAME AND ADDRESS                                             POSITION
APPPLIANCE PROTECT LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


DIRECT POWER LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


DIRECTRICITY LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


ELECTRICITY (UK) LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


ELECTRICITY 2000 LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


ENERGY EXPRESS LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


FIRST ELECTRICITY LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


FIRST GAS LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S

NAME AND ADDRESS                                             POSITION


GAS 2000 LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


HOME ELECTRICITY COMPANY LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


HOME ENERGY COMPANY LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


HOME GAS COMPANY LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


HOME POWER COMPANY LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


HORIZON NATURAL GAS LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


LIGHT & POWER (UK) LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


LONGFIELD INSURANCE COMPANY LIMITED

H. C. Arnold                      Douglas, Isle of Man, UK      D
R. J. Jackson                     Crawley, West Sussex, UK      D
M. A. G. Linck                    Douglas, Isle of Man, UK      CM
A. Mackean                        Douglas, Isle of Man, UK      S
M. J. Pavia                       Crawley, West Sussex, UK      D
G. Stuart                         Douglas, Isle of Man, UK      D

NAME AND ADDRESS                                              POSITION


NENE ELECTRICAL INSTALLATIONS LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


NENE MAINTENANCE SERVICES LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


POWERCARE LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


PREMIER ELECTRICITY LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


PREMIER UTILITIES LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


SEEB LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


SEEBOARD (CONSULTING) LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


SEEBOARD (DISTRIBUTION) LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S

NAME AND ADDRESS                                              POSITION


SEEBOARD (GENERATION) LIMITED

T. J. Ellis                       Crawley, West Sussex, UK      CM
S. Gutteridge                     Crawley, West Sussex, UK      D
M. A. Nagle                       Crawley, West Sussex, UK      S
M. J. Pavia                       Crawley, West Sussex, UK      D
A. R. Smith                       Crawley, West Sussex, UK      D
J. Weight                         Crawley, West Sussex, UK      D


MEDWAY POWER LIMITED

C. J. Daniels                     Crawley, West Sussex, UK      D
M. Fitzpatrick                    Richmond, Surrey, UK          D
J. Hart                           Maidenhead, Berkshire, UK     D
S. Matthews                       Maidenhead, Berkshire, UK     D
R. A. Page                        Hove, East Sussex, UK         D
R. C. Sansom                      Crawley, West Sussex, UK      D
B. Smith                          Maidenhead, Berkshire, UK     D
P. Stinson                        Isle of Grain, Kent, UK       D
S. Vassileou                      Isle of Grain, Kent, UK       S


SEEBOARD INSURANCE COMPANY LIMITED

H. C. Arnold                      Douglas, Isle of Man, UK      D
M. A. G. Linck                    Douglas, Isle of Man, UK      CM
A. Mackean                        Douglas, Isle of Man, UK      S
M. A. Nagle                       Crawley, West Sussex, UK      D
M. J. Pavia                       Crawley, West Sussex, UK      D
G. Stuart                         Douglas, Isle of Man, UK      D


SEEBOARD (PROPERTY DEVELOPMENT) LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S

Mr. Nagle and Miss Tormey resigned on April 3, 1997, when SEEBOARD (Property Development) Limited was reincorporated as SEEBOARD Employment Services Limited. New officers and directors were appointed to the company on April 2, 1997.


SEEBOARD FINAL SALARY PENSION PLAN TRUSTEE COMPANY LIMITED

M. J. Pavia                       Crawley, West Sussex, UK      D
A. R. Smith                       Crawley, West Sussex, UK      CM
A. M. Watts                       Crawley, West Sussex, UK      D&S

NAME AND ADDRESS                                             POSITION


SEEBOARD INTERNATIONAL LIMITED

J. Croxford                       Crawley, West Sussex, UK      D
A. J. K. Goodwin                  Crawley, West Sussex, UK      D
M. C. Hayden *                    Dublin, Republic of Ireland   D
R. A. Hayden *                    Dublin, Republic of Ireland   D
P. S. Hofman                      Crawley, West Sussex, UK      D
M. A. Nagle                       Crawley, West Sussex, UK      S
C. O'Duinn *                      Dublin, Republic of Ireland   D
J. McSweeney *                    Dublin, Republic of Ireland   D
J. Weight                         Crawley, West Sussex, UK      CM

*  Resigned January 30, 1997 from the Board of Directors.


SEEBOARD NATURAL GAS LIMITED

T. J. Ellis                       Crawley, West Sussex, UK      D
S. Gutteridge                     Crawley, West Sussex, UK      D
M. A. Nagle                       Crawley, West Sussex, UK      D&S
M. J. Pavia                       Crawley, West Sussex, UK      D
A. R. Smith                       Crawley, West Sussex, UK      D
J. Weight                         Crawley, West Sussex, UK      D


BEACON GAS LIMITED

M. J. Ambrose                     London, UK                    D
S. Gutteridge                     Crawley, West Sussex, UK      D
R. Johnston                       London, UK                    D
M. A. Nagle                       Crawley, West Sussex, UK      S
M. J. Pavia                       Crawley, West Sussex, UK      D


SEEBOARD PENSION INVESTMENT PLAN TRUSTEE COMPANY LIMITED

M. J. Pavia                       Crawley, West Sussex, UK      D
A. R. Smith                       Crawley, West Sussex, UK      CM
A. M. Watts                       Crawley, West Sussex, UK      D&S


SEEBOARD POWERLINK LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


SEEBOARD SHARE SCHEME TRUSTEES LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D&S
M. J. Pavia                       Crawley, West Sussex, UK      D

NAME AND ADDRESS                                              POSITION


SEEBOARD TRADING LIMITED

T. J. Ellis                       Crawley, West Sussex, UK      D&CM
S. Gutteridge                     Crawley, West Sussex, UK      D
M. A. Nagle                       Crawley, West Sussex, UK      S
M. J. Pavia                       Crawley, West Sussex, UK      D
A. R. Smith                       Crawley, West Sussex, UK      D
J. Weight                         Crawley, West Sussex, UK      D


SEEPOWER LIMITED

M. A. Nagle (1)                   Crawley, West Sussex, UK      D
S. G. Tormey (2)                  Crawley, West Sussex, UK      D&S

(1) Mr. Nagle resigned as Director and was appointed Secretary on February 28, 1997.
(2)  Miss Tormey resigned as Director and Secretary on February 28, 1997.
Note: Mr. Pavia and Mr. Weight were appointed Directors on February 28, 1997.


SELECTRICITY LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


SOUTH EASTERN ELECTRICITY BOARD LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


SOUTH EASTERN ELECTRICITY LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


SOUTH EASTERN SERVICES LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


SOUTH EASTERN UTILITIES LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S

NAME AND ADDRESS                                             POSITION


SOUTHERN GAS LIMITED

S. Gutteridge                     Crawley, West Sussex, UK      D&CM
M. A. Nagle                       Crawley, West Sussex, UK      S
M. J. Pavia                       Crawley, West Sussex, UK      D

TORCH NATURAL GAS LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


UK DATA COLLECTION SERVICES LIMITED

M. N. Eggleton               Milton Keynes, Buckinghamshire, UK D&CM
J. C. W. O'Reilly            Milton Keynes, Buckinghamshire, UK D
M. Booth                     Milton Keynes, Buckinghamshire, UK D
J. Stanton                   Milton Keynes, Buckinghamshire, UK D


UK ELECTRICITY LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


UK LIGHT AND POWER LIMITED

M. A. Nagle                       Crawley, West Sussex, UK      D
S. G. Tormey                      Crawley, West Sussex, UK      D&S


CSW INTERNATIONAL THREE, INC.

Lee D. Atkins                     Dallas, TX                    VP
E. R. Brooks                      Dallas, TX                    CM
Terry D. Dennis                   Dallas, TX                    P&CEO
Paul E. Graf                      Dallas, TX                    VP
Wendy G. Hargus                   Dallas, TX                    T
Ferd. C. Meyer, Jr                Dallas, TX                    VP&GC
Michael T. Moran                  Dallas, TX                    VP
Eddie D. Peebles                  Dallas, TX                    C
Kenneth C. Raney, Jr              Dallas, TX                    S
Glenn D. Rosilier                 Dallas, TX                    VP
Thomas V. Shockley III            Dallas, TX                    VCM

NAME AND ADDRESS                                             POSITION


CSW INTERNATIONAL (U.K), INC.

Lee D. Atkins                     Dallas, TX                    VP
E. R. Brooks                      Dallas, TX                    D&CM
Terry D. Dennis                   Dallas, TX                    D,P&CEO
Paul E. Graf                      Dallas, TX                    VP
Wendy G. Hargus                   Dallas, TX                    T
Ferd C. Meyer, Jr                 Dallas, TX                    D,VP&GC
Michael T. Moran                  Dallas, TX                    VP
Eddie D. Peebles                  Dallas, TX                    C
Kenneth C. Raney, Jr              Dallas, TX                    S
Glenn D. Rosilier                 Dallas, TX                    D&VP
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&VCM


ENERGIA INTERNACIONAL DE CSW S.A. DE C.V.

Terry D. Dennis                   Dallas, TX                    D&S
Paul E. Graf                      Dallas, TX                    D&T
Michael T. Moran                  Dallas, TX                    D
Thomas V. Shockley III            Dallas, TX                    D&P


ACELTEK S.R.L. DE C.V.

PAUL GRAF                         Dallas, TX                    D
     Alternate: Shariar Shabba    Dallas, TX                    Alternate D
MIKE MORAN                        Dallas, TX                    D
     Alternate: J. Emberger       Dallas, TX                    Alternate D
ALEJANDRO MORENO                  Monterrey, Mexico             D
     Alternate: Sergio Olaiz      Monterrey, Mexico             Alternate D
RAFAEL OJEDA                      Monterrey, Mexico             D&S
     Alternate: Arturo Gutierrez  Monterrey, Mexico             Alternate: D&S
JUAN LUIS SAN JOSE                Monterrey, Mexico             D
     Alternate: Ramiro Garcia     Monterrey, Mexico             Alternate D
JOSE DE JESUS VALDEZ              Monterrey, Mexico             D
     Alternate: Nelson Arizmendi  Monterrey, Mexico             Alternate D

NAME AND ADDRESS                                             POSITION


ENERTEK S.A. DE C.V.

PAUL GRAF                         Dallas, TX                    D
     Alternate: Shariar Shabba    Dallas, TX                    Alternate D
MIKE MORAN                        Dallas, TX                    D
     Alternate: J. Emberger       Dallas, TX                    Alternate D
ALEJANDRO MORENO                  Monterrey, Mexico             D
     Alternate: Sergio Olaiz      Monterrey, Mexico             Alternate D
RAFAEL OJEDA                      Monterrey, Mexico             D&S
     Alternate: Arturo Gutierrez  Monterrey, Mexico             Alternate: D&S
JUAN LUIS SAN JOSE                Monterrey, Mexico             D
     Alternate: Ramiro Garcia     Monterrey, Mexico             Alternate D
JOSE DE JESUS VALDEZ              Monterrey, Mexico             D
     Alternate: Nelson Arizmendi  Monterrey, Mexico             Alternate D


CSW INTERNATIONAL, INC. (CAYMAN)

Lee D. Atkins                     Dallas, TX                    VP
E. R. Brooks                      Dallas, TX                    D&CM
Terry D. Dennis                   Dallas, TX                    D,P&CEO
Paul E. Graf                      Dallas, TX                    VP
Wendy G. Hargus                   Dallas, TX                    T
Ferd C. Meyer, Jr                 Dallas, TX                    D,VP&GC
Michael T. Moran                  Dallas, TX                    VP
Eddie D. Peebles                  Dallas, TX                    C
Kenneth C. Raney, Jr              Dallas, TX                    S
Glenn D. Rosilier                 Dallas, TX                    D&VP
Philip T. Schnorbach              Dallas, TX                    AS
Thomas V. Shockley III            Dallas, TX                    D&VCM


CSW  VALE  L.L.C.

Lee D. Atkins                     Dallas, TX                    D&VP
Terry D. Dennis                   Dallas, TX                    D&P
Paul E. Graf                      Dallas, TX                    D&VP
Alphonso R. Jackson               Dallas, TX                    D&VP
Michael T. Moran                  Dallas, TX                    D&VP
Eddie D. Peebles                  Dallas, TX                    T
Philip T. Schnorbach              Dallas, TX                    S

NAME AND ADDRESS                                             POSITION


EMPRESA DE ELECTRICIDADE VALE DE PARANAPANEMA S.A.

Alberto Jose Rodrigues Alves      Sao Paulo, Brazil             D
Sebastiao Bimbati                 Sao Paulo, Brazil             D
Jose Theodoro Alves De Araujo     Sao Paulo, Brazil             D
Jorge Queiroz De Moraes Junior    Sao Paulo, Brazil             D
Fernando Artigas Girogi           Sao Paulo, Brazil             D
Jose Alberto Artigas Giorgi       Sao Paulo, Brazil             D
Jose Giorgi Junior                Sao Paulo, Brazil             D&CM
Natal Mauri                       Sao Paulo, Brazil             D
Carlos Padovan                    Sao Paulo, Brazil             D
Joao Carlos Rela                  Sao Paulo, Brazil             D


ENERSHOP INC.

Richard H. Bremer                 Dallas, TX                    D&P
E. R. Brooks                      Dallas, TX                    D
Lawrence B. Connors               Dallas, TX                    C
Glenn Files                       Dallas, TX                    D
T. M. Hagan                       Dallas, TX                    D
Wendy G. Hargus                   Dallas, TX                    T
Venita McCellon-Allen             Dallas, TX                    D
Ferd. C. Meyer, Jr                Dallas, TX                    D
Mike Montgomery                   Dallas, TX                    MD
David J. Pickles                  Dallas, TX                    AS
Kenneth C. Raney, Jr              Dallas, TX                    S
Glenn D. Rosilier                 Dallas, TX                    D
Thomas V. Shockley III            Dallas, TX                    D
Jana P. Soward                    Tulsa, OK                     AT

NOTE: Other System companies are entities not having officers and directors. Positions are indicated above by the following symbols:

AC       -- Assistant Controller
AGC      -- Assistant General Counsel
AS       -- Assistant Secretary
AT       -- Assistant Treasurer
C        -- Controller
CEO      -- Chief Executive Officer
CFO      -- Chief Financial Officer
CM       -- Chairman
CMPT        Comptroller
COO      -- Chief Operating Officer
D        -- Director
DCS      -- Director, Customer Services
EVP      -- Executive Vice President
GC       -- General Council
GM       -- General Manager
MD       -- Managing Director
P        -- President
S        -- Secretary
SVP      -- Senior Vice President
T        -- Treasurer
VP       -- Vice President
VCM      -- Vice Chairman

ITEM 6.  OFFICERS AND DIRECTORS - PART II.

Financial Connections - The following is a list, as of December 31, 1996, of all officers and directors of each System company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

                                                                          Position
                                                                          Held in          Applicable
   Name of Officer                                                        Financial        Exemption
     or Director        Name and Location of Financial Institution       Institution         Rules
         (1)                             (2)                                 (3)              (4)
-----------------------------------------------------------------------------------------------------
CENTRAL AND SOUTH WEST CORPORATION
Robert W. Lawless      Salomon Brothers Fund, New York, NY                 Director       Rule 70 (b)
                       Salomon Brothers Capital Fund, New York, NY         Director       Rule 70 (b)
                       Salomon Brothers Investors Fund, New York, NY       Director       Rule 70 (b)

James L. Powell        Southwest Bancorp of Sanderson, Sanderson, TX       Director       Rule 70 (a)
                       First National Bank, Mertzon, TX                    Advisory       Rule 70 (a)
                                                                           Director

CENTRAL POWER AND LIGHT COMPANY

Pete Morales, Jr.      The Bank of Texas, Devine, TX                       Director       Rule 70 (c)

PUBLIC SERVICE OF OKLAHOMA

Paul K. Lackey, Jr.    Boatman's Bank of Tulsa, Tulsa, OK                  Advisory       Rule 70 (c)
                                                                           Director

SOUTHWESTERN ELECTRIC POWER COMPANY

Dr. Frederick E.       State First National Bank, Texarkana, AR            Director       Rule 70 (c)
Joyce                  State First Financial Corporation, Texarkana, AR    Director       Rule 70 (c)
                       First Commercial Corporation, Little Rock, AR       Director       Rule 70 (c)

John M. Lewis          The Bank of Fayetteville, Fayetteville, AR          President      Rule 70 (c)

William C. Peatross    Commercial National Bank, Shreveport, LA            Director       Rule 70 (c)

WEST TEXAS UTILITIES COMPANY

Glenn Files            First National Bank of Abilene, Abilene, TX         Director       Rule 70 (c)
                                                                                          and (f)

Dian G. Owen           First Financial Bankshares, Inc., Abilene, TX       Director       Rule 70 (c)
                       First National Bank of Abilene, Abilene, TX         Director       Rule 70 (c)

James M. Parker        First Financial Bankshares, Inc., Abilene, TX;      Director       Rule 70 (c)
                       First National Bank of Abilene, Abilene, TX         Director       Rule 70 (c)

Ted Steans             Texas Commerce Bank, San Angelo, TX                 Director       Rule 70 (c)

F. L. Stephens         Norwest Texas, Lubbock, TX                          Director       Rule 70 (c)

ITEM 6.  OFFICERS AND DIRECTORS - PART III.

 (A) AND (B) DIRECTORS' AND EXECUTIVE OFFICERS' COMPENSATION AND SECURITY INTERESTS.

Information concerning compensation and interests in system securities is set forth on Exhibit F-1 to this Form U5S and is incorporated herein by reference.


 (C) DIRECTORS' AND EXECUTIVE OFFICERS' CONTRACTS AND TRANSACTIONS WITH SYSTEM COMPANIES.

The Corporation has retained Glenn Biggs under a Memorandum of Agreement to pursue special business development activities in Mexico on behalf of the Corporation. This agreement, which provides for a monthly fee of $10,000, lasts through December 31, 1997, and may be extended by mutual agreement between Mr. Biggs and the Corporation.

(D)  INDEBTEDNESS OF DIRECTORS OR EXECUTIVE OFFICERS TO SYSTEM COMPANIES.

None.


(E) DIRECTORS' AND EXECUTIVE OFFICERS' PARTICIPATION IN BONUS AND PROFIT-SHARING ARRANGEMENTS AND OTHER BENEFITS.

See Exhibit F-1 for a description of the participation of directors and executive officers of System companies in bonus and profit-sharing arrangements and other benefits.


(F)  DIRECTORS' AND EXECUTIVE OFFICERS' RIGHTS TO INDEMNITY.

The state laws under which each of the companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the companies' charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive officers of Central and South West Corporation and all subsidiary companies are insured under directors' and officers' liability policies issued to Central and South West Corporation by Federal Insurance Company, Warren, New Jersey; Associated Electric & Gas Insurance Services, Ltd. Hamilton, Bermuda; Energy Insurance Mutual, Ltd.,Tampa, Florida; A.C.E. Insurance Company, Ltd., Hamilton, Bermuda; Starr Excess Liability Insurance Company, Ltd., Hamilton, Bermuda; and X. L. Insurance Company, Ltd., Hamilton, Bermuda. All policies are for the period April 27, 1996 to April 27, 1997. The Corporation has entered into a standard form of indemnity agreement with each of its directors and officers.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS.


(1)CSW and several of its subsidiaries have established political action committees and have incurred, in accordance with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.
(2)Expenditures, disbursements, or payments, in money, goods or services, directly or indirectly to or for the account of any citizens group, or public relations counsel were as follows for 1996:

NAME OF
COMPANY       NAME OF RECIPIENT OF BENEFICIARY         PURPOSE                 ACCOUNT CHARGED                    AMOUNT
------------- ---------------------------------------- ----------------------- ---------------------------------- -------------
CPL           Less than $10,000- 41 Beneficiaries      Area Development        Income Deduction, A&G Exp.              $47,908

PSO           Less than $10,000- 1 Beneficiary         Area Development        Income Deduction, Distribution,          $2,000
                                                                               Customer Service, A&G Exp.
              Less than $10,000- 91 Beneficiaries      Civic Activities        Income Deduction, Distribution,         $47,341
                                                                               Customer Service, A&G Exp.

SWEPCO        Less than $10,000 - 26 Beneficiaries     Civic Activity          Income Deduction, Distribution,         $27,813
                                                                               Customer Service, Information
                                                                               Expenses, A&G Exp.

WTU           Less than $10,000 - 46 Beneficiaries     Area Development        Income Deduction, Distribution,         $30,257
                                                                               Customer Service,  A&G Exp.

ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS.

Part I. Except those specifically excluded per reporting instructions, there were no contracts for services, including engineering or construction services, or goods supplied or sold by a System company to another System company for 1996.

The electric subsidiary companies have contracts with CSW Credit, Inc. for the sale of accounts receivable which were in effect at year-end 1996.

SERVING           RECEIVING                                           DATE OF
COMPANY            COMPANY                COMPENSATION               CONTRACTS

CPL                CREDIT                  $10,457,338                1/02/91
PSO                CREDIT                    7,168,716                1/02/91
SWEPCO             CREDIT                    8,034,407                1/02/91
WTU                CREDIT                    3,300,943                1/02/91
TRANSOK            CREDIT                    3,221,066  (1)           1/02/91
                                           -----------
                                           $32,182,470
                                           -----------

Part II. The System companies had no contracts to purchase services or goods during 1996 from any affiliate (other than a System company) or from a company, in which any officer or director of the receiving company is a partner or owns 5 percent or more of any class of equity securities, except as reported in Item 6.

Part III. The following System companies employ those listed below for the performance on a continuing basis of management, supervisory or financial advisory services.

System companies participating in an insurance trust, administered by M. Wilson and Associates, Inc., under the direction of six Trustees, and the net amounts paid for services and for protection against property and casualty losses for 1996 were as follows:

    CPL                                                     $8,609,746
    PSO                                                      7,087,647
    SWEPCO                                                   5,819,992
    WTU                                                      2,908,270
    TRANSOK (1)                                                584,825
    Central and South West Services, Inc.                       62,463
                                                         -------------
                                                           $25,072,943
                                                         -------------

(1)  Through June 6, 1996 when Transok was sold.

   As of December 31, 1996, Trustees of the Trust Fund were:

TRUSTEE               POSITION                         COMPANY

Allan F. McGilbra     Director: Risk       Central and South West Services, Inc.
                      Management           Public Service Company of Oklahoma
                      Department           Central Power and Light Company
                                           Southwestern Electric Power Company
                                           West Texas Utilities Company

John P. Wilson        Manager: Claims &    Central and South West Services, Inc.
                      Litigation, Risk     Public Service Company of Oklahoma
                      Management           Central Power and Light Company
                      Department           Southwestern Electric Power Company
                                           West Texas Utilities Company

William N. English    Treasurer &          Kentucky Utilities Company
                      Assistant Secretary

James A. Brackney     Manager: Risk        Kentucky Utilities Company
                      Management
                      Department

Harold E. Gustrowsky  Manager: Risk        Wisconsin Power & Light Company
                      Management
                      Department

Loren A. Farrey       Risk Management      Wisconsin Power & Light Company
                      Associate: Risk
                      Management
                      Department

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

PART I - FOREIGN UTILITY COMPANY


        SEEBOARD PLC

   (a)  COMPANY, LOCATION, BUSINESS ADDRESS

        SEEBOARD plc
        Forest Gate, Brighton Road
        Crawley, West Sussex  RH11 9BH

   During 1996, CSW (UK) plc, an indirect wholly owned subsidiary of CSW acquired 100% control of the outstanding share capital of SEEBOARD, a regional electricity company in the United Kingdom, for an aggregate adjusted purchase price of approximately $2.1 billion. On September 3, 1996, CSW (UK) plc's interest in SEEBOARD was transferred to SEEBOARD Group plc.

   SEEBOARD's primary regulated businesses are the distribution and supply of electricity within its southeast England service area that covers approximately 3,000 square miles and through which it serves approximately 2 million customers. In addition to the distribution and supply of electricity, SEEBOARD is involved in gas supply, electricity generation, electrical contracting and retailing.

   The distribution of electricity is the core business of SEEBOARD. Electricity is transported from generating plants across the United Kingdom, via the National Grid, to points within SEEBOARD's geographical area, and then transformed to enter SEEBOARD's distribution system. At December 31, 1996, SEEBOARD's distribution system contained approximately 7,650 miles of overhead lines and approximately 19,900 miles of underground cables. The bulk of SEEBOARD's tangible fixed assets are currently employed in the distribution business.

   SEEBOARD's supply business consists of the bulk purchase of electricity and its sale to customers. The majority of electricity sold by SEEBOARD in its supply business is purchased through a pool created in 1990 for the bulk trading of electricity. The physical delivery of electricity via SEEBOARD's distribution network results in a cost to the supply business and income to the distribution business.


   (b)  IDENTIFY TYPE AND AMOUNT OF CAPTIAL INVESTED:
        IDENTIFY ANY DEBT OR FINANCIAL OBLIGATION WITH RECOURSE TO CSW OR SUBS:
        IDENTIFY ANY GUARANTEE OF A SECURITY OF THE EWG OR FUCO BY CSW:
        IDENTIFY ANY TRANSFER OF ASSETS, FMV OF ASSET AT TIME OF TRANSFER,
          BOOK VALUE AND SALES PRICE OF TRANSFERRED ASSET:

   As of December 31, 1996, CSW had contributed approximately $829 million of the purchase price for the acquisition of SEEBOARD shares. Those funds, which were initially obtained through borrowings under the CSW Credit Agreement, have since been repaid by using the $398 million net proceeds from CSW's February 1996 common stock offering and $431 million of the proceeds from the sale of Transok.

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

   Additional acquisition funds were obtained from capital contributions and loans made to CSW (UK) plc (which has been replaced by SEEBOARD Group plc) by its sole shareholder, CSW Investments, which arranged the CSW Investments Credit Facility for that purpose. During the second half of 1996, borrowings under the CSW Investments Credit Facility were refinanced through several different transactions.

   As of December 31, 1996, the amount of debt outstanding related to the purchase of SEEBOARD shares is approximately $1.1 billion. Neither CSW nor CSWI, the indirect parent of CSW Investments and SEEBOARD Group plc, has guaranteed or is otherwise subject to recourse for such amounts borrowed.


   (c) RATIO OF DEBT TO COMMON EQUITY AND EARNINGS OF THE COMPANY AT END OF REPORTING PERIOD:

   The following reported items are for the consolidated SEEBOARD Group (SEEBOARD plc, SEEBOARD Group plc, CSW Investments, CSW Finance Company, CSW International Two and CSW International Three).

   December 31, 1996 (millions)
   Ratio          1.14:1
   Debt          $ 1,148
   Equity        $ 1,011

   1996 consolidated earnings from the SEEBOARD Group (as defined above) were $103,357,160.


   (d)  IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACTS WITH CSW OR SUBS:

   None.

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

EMPRESA DE ELETRICIDADE VALE PARANAPANEMA S. A.

   (a)  COMPANY, LOCATION, BUSINESS ADDRESS:

        Empresa de Eletricidade Vale Paranapanema S.A.
        Avenida Paulista, No. 2439, 5th floor
        Sao Paulo, Sao Paulo
        Brazil


   (b)  IDENTIFY TYPE AND AMOUNT OF CAPTIAL INVESTED:
        IDENTIFY ANY DEBT OR FINANCIAL OBLIGATION WITH RECOURSE TO CSW OR SUBS:
        IDENTIFY ANY GUARANTEE OF A SECURITY OF THE EWG OR FUCO BY CSW:
        IDENTIFY ANY TRANSFER OF ASSETS, FMV OF ASSET AT TIME OF TRANSFER, BOOK
          VALUE AND SALES PRICE OF TRANSFERRED ASSET:

   In November 1996, CSW Vale, LLC purchased 15,196,093 shares (16.15%) of the common stock and 9,942,929 shares (100%) of the Series "B" preferred stock of Empresa de Eletricidade Vale Paranapanema S.A. for a combined purchase price of $40,050,515. These funds were obtained through intercompany borrowings from CSW Energy, Inc.


   (c) RATIO OF DEBT TO COMMON EQUITY AND EARNINGS OF THE COMPANY AT END OF REPORTING PERIOD:

   The following reported items are for CSW International, Inc. consolidated (CSW International, Inc., CSW International, Inc. (Cayman) and CSW Vale, LLC as it relates to the Vale acquisition.

   December 31, 1996
   Ratio             124:1
   Debt        $40,051,515
   Equity         $322,794

   1996 equity earnings from Empresa de Electricidade Vale Paranapanema S. A. were $322,794.


   (d)  IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACTS WITH CSW OR SUBS:

   None

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

ENERTEK S. A. DE C.V.

    (a)  COMPANY, LOCATION, BUSINESS ADDRESS:

         Enertek S. A. de C. V.
         Avenida Gomez Morin IIII-C
         Garza Garcia, Nuevo Leon
         CP 66254
         Mexico


     (b) IDENTIFY TYPE AND AMOUNT OF CAPTIAL INVESTED:
         IDENTIFY ANY DEBT OR FINANCIAL OBLIGATION WITH RECOURSE TO CSW OR SUBS:
         IDENTIFY ANY GUARANTEE OF A SECURITY OF THE EWG OR FUCO BY CSW:
         IDENTIFY ANY TRANSFER OF ASSETS, FMV OF ASSET AT TIME OF TRANSFER, BOOK
           VALUE AND SALES PRICE OF TRANSFERRED ASSET:

    Enertek is a special purpose company formed to own a natural gas fired co-generation plant to be located near the city of Altamira, Tamaulipas, Mexico. As of December 31, 1996, CSW International, Inc. had made construction loans of $27,849,217 to Enertek S. A. de C. V.


    (c) RATIO OF DEBT TO COMMON EQUITY AND EARNINGS OF THE COMPANY AT END OF REPORTING PERIOD:

    December 31, 1996
    Ratio                 NA
    Debt         $27,849,217
    Equity                $0

    Enertek S. A. de C. V. had no earnings in 1996. It is anticipated that construction for the project will completed

    (d)  IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACTS WITH CSW OR SUBS:

None

PART I - EXEMPT WHOLESALE GENERATORS


   (a)  COMPANY, LOCATION, BUSINESS ADDRESS:

   CSW Development-3, Inc.
   1616 Woodall Rodgers Freeway
   Dallas, Texas  75202

   CSW Northwest GP, Inc.
   1616 Woodall Rodgers Freeway
   Dallas, Texas  75202

   CSW Northwest LP, Inc.
   1616 Woodall Rodgers Freeway
   Dallas, Texas  75202

   Northwest Power Company, L. L. C.
   10500 N.E. 8th Street, Suite 1100
   Bellevue, Washington  98004

   Newgulf Power Venture, Inc.
   1616 Woodall Rodgers Freeway
   Dallas, Texas  75202

   CSW Power Marketing, Inc.
   1616 Woodall Rodgers Freeway
   Dallas, Texas  75202


   (b)  IDENTIFY TYPE AND AMOUNT OF CAPTIAL INVESTED:
        IDENTIFY ANY DEBT OR FINANCIAL OBLIGATION WITH RECOURSE TO CSW OR SUBS:
        IDENTIFY ANY GUARANTEE OF A SECURITY OF THE EWG OR FUCO BY CSW:
        IDENTIFY ANY TRANSFER OF ASSETS, FMV OF ASSET AT TIME OF TRANSFER, BOOK
          VALUE AND SALES PRICE OF TRANSFERRED ASSET:

   All the Northwest EWGs and CSW Development-3, Inc. are inactive at this time and no capital has been invested in them. It is anticipated that these entities will participate in joint development of energy projects in the Pacific Northwest.

   CSWE, the ultimate parent company of the aforementioned EWGs, has loaned funds to a nonaffiliated party for development of EWG projects. At December 31, 1996, such loans totaled approximately $5 million.

   Newgulf Power Venture, Inc. was organized on October 13, 1994 to own the Texas Gulf energy project. At December 31, 1996, the capital invested in this EWG, including funds used for the modification, maintenance and repair required for recommissioning the plant, totaled approximately $16.5 million.

PART I - EXEMPT WHOLESALE GENERATORS

    (c) RATIO OF DEBT TO COMMON EQUITY AND EARNINGS OF THE COMPANY AT END OF REPORTING PERIOD:

NEWGULF POWER VENTURE, INC.

    December 31, 1996
    Ratio               .57:1
    Debt           $6,021,860
    Equity        $10,532,180

    In 1996 the Texas Gulf plant was in the process of being refurbished and recommisioned. It is anticipated that the plant will commence commercial operation in 1997.


    (d)  IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACTS WITH CSW OR SUBS:

    None.



PART II  ORGANIZATIONAL CHART

    Foreign Utility Company - see Exhibit H.
    Exempt Wholesale Generators - See Exhibit H.


PART III   CSW'S AGGREGATE INVESTMENT IN EWG'S AND FUCO'S RESPECTIVELY:
           THE RATIO OF CSW'S AGGREGATE INVESTMENT IN EWG'S AND FUCO'S TO
             THE AGGREGATE CAPITAL INVESTMENT OF CSW'S DOMESTIC PUBLIC-UTILITY
             SUBS:

    Foreign Utility Company: the aggregate investment in FUCO's as of December 31, 1996 was approximately $857 million.

    Exempt Wholesale Generators: the aggregate investments (including loans to nonaffiliated party) as of December 31, 1996 was approximately $22 million.

    Ratio of Aggregate Investment to Aggregate Capital Investment* at December 31, 1996: 45%.


* Defined as the average of CSW's reported consolidated retained earnings for each of the most recent four quarters as of December 31, 1996.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS.

               CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                          INDEX TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                                                          PAGE

REPORTs OF INDEPENDENT PUBLIC ACCOUNTANTS                               54 - 55


CONSOLIDATING FINANCIAL STATEMENTS

CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARY COMPANIES

        Consolidating Statement of Income for the year ended
          December 31, 1996                                                  56

        Consolidating Balance Sheet as of December 31, 1996             57 - 58

        Consolidating Statement of Cash Flows for the year ended
          December 31, 1996                                                  59

        Consolidating Statement of Retained Earnings for the year
          ended December 31, 1996                                            60

Pursuant to Exhibit A, the combined annual report on Form 10-K for the year ended December 31, 1996, for CSW, CPL, PSO, SWEPCO and WTU is incorporated herein by reference.

               CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                          INDEX TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                                                         PAGE

CSW ENERGY, INC. AND SUBSIDIARY COMPANIES (UNAUDITED)

        Consolidating Statement of Income for the year ended
          December 31, 1996                                                  61

        Consolidating Balance Sheet as of December 31, 1996             62 - 63

        Statement of Cash Flows for the year ended December 31, 1996         64

        Consolidating Statement of Retained Earnings for the year
          ended December 31, 1996                                            65



CSW INTERNATIONAL, INC. AND SUBSIDIARY COMPANIES

        Consolidating Statement of Income for the year ended
          December 31, 1996                                                  66

        Consolidating Balance Sheet as of December 31, 1996             67 - 68

        Statement of Cash Flows for the year ended December 31, 1996         69

        Consolidating Statement of Retained Earnings for the year
          ended December 31, 1996                                            70

                         CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES CONSOLIDATING STATEMENT OF INCOME
                                               FOR THE YEAR ENDED DECEMBER 31, 1996
                                               (MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                               ELIM,
                                                                                                                               RCLSS
                              CSW CON  CPL    PSO  SWEPCO   WTU  TOK*  CORP   CSWS  COMM  CSWL  CREDIT  CSWE*  CSWI*  ENERSHOP & RND
OPERATING REVENUES             5,155  1,301   735    921    377     0     0      0     1     0     71    17    1,848      1    (117)

OPERATING EXPENSES AND TAXES
    Fuel and purchased power   1,228    401   332    416    164     0     0      2     0     0      0     0        0      0     (87)
    UK cost of sales           1,331      0     0      0      0     0     0      0     0     0      0     0    1,331      0       0
    Other operating expense      785    236   121    141     69     0    38    223     5     0     20     6      193      3    (270)
    Maintenance                  150     53    38     44     14     0     0      4     0     0      0     0        0      0      (3)
    Depreciation and
      amortization               464    153    77     92     40     0     1      9     1     0      0     4       88      0      (1)
    Taxes, other than income     178     74    27     50     23     0     1      7     0     0      1     0        0      0      (5)
    Income taxes                 224     98    38     40     15     0    (8)     1    (2)    0      4    (6)      45     (1)      0
       TOTAL OPERATING
         EXPENSES AND TAXES    4,360  1,015   633    783    325     0    32    246     4     0     25     4    1,657      2    (366)

OPERATING INCOME                 795    286   102    138     52     0   (32)  (246)   (3)    0     46    13      191     (1)    249


OTHER INCOME AND (DEDUCTIONS)    (61)   (12)  (35)   (21)   (11)    0   391    252     0     1      1   (14)      28     (1)   (640)

INCOME BEFORE INTEREST CHARGES   734    274    67    117     41     0   359      6    (3)    1     47    (1)     219     (2)   (391)

INTEREST CHARGES
    Interest on long-term debt   325    110    31     44     21     0    13      4     0     0      0     2      100      0       0
    Interest on short-term debt
      and other                   94     17     4      6      4     0    37      2     1     0     39     8       17      0     (41)
        TOTAL INTEREST CHARGES   419    127    35     50     25     0    50      6     1     0     39    10      117      0     (41)

INCOME FROM CONTINUING
  OPERATIONS                     315    147    32     67     16     0   309      0    (4)    1      8   (11)     102     (2)   (350)

Discontinued Operations           12      0     0      0      0    12     0      0     0     0      0     0        0      0       0
Gain of Sale of Discontinued
   Operations                    120      0     0      0      0     0   120      0     0     0      0     0        0      0       0
        DISCONTINUED
          OPERATIONS             132      0     0      0      0    12   120      0     0     0      0     0        0      0       0

NET INCOME                       447    147    32     67     16    12   429      0    (4)    1      8   (11)     102     (2)   (350)
    Preferred stock dividends     18     14     1      3      0     0     0      0     0     0      0     0        0      0       0
NET INCOME FOR COMMON STOCK      429    133    31     64     16    12   429      0    (4)    1      8   (11)     102     (2)   (350)

EARNINGS PER SHARE OF COMMON STOCK           $2.07
AVERAGE COMMON SHARES OUTSTANDING            207.5

*  Transok was sold June 6, 1996.  See Pages 61-65 for additional detail for CSWE and Pages 66-70 for additional detail for CSWI.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.


                              CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES CONSOLIDATING BALANCE SHEET
                                                         AS OF DECEMBER 31, 1996
                                                                 (MILLIONS)
                                                                                                                               ELIM,
                                                                                                                               RCLSS
                              CSW CON  CPL    PSO  SWEPCO   WTU  TOK*  CORP   CSWS  COMM  CSWL  CREDIT  CSWE*  CSWI*  ENERSHOP & RND

ASSETS

FIXED ASSETS
Electric
   Production                  5,830  3,103    903   1,407    417   0     0      0    0      0      0      0       0     0        0
   Transmission                1,538    506    368     463    201   0     0      0    0      0      0      0       0     0        0
   Distribution                4,237    957    774     845    347   0     0      0    0      0      0      0   1,314     0        0
   General                     1,318    272    186     284     93   0     1    121    0      0      0      0     363     0       (2)
   Construction work in
     progress                    230     95     59      45     30   0     0      0    0      0      0      0       0     0        1
   Nuclear fuel                  184    184      0       0      0   0     0      0    0      0      0      0       0     0        0
       Total Electric         13,337  5,117  2,290   3,044  1,088   0     1    121    0      0      0      0   1,677     0       (1)
Other diversified                 84      0      0       0      0   0     0      0   19      0      0     58       7     0        0
                              13,421  5,117  2,290   3,044  1,088   0     1    121   19      0      0     58   1,684     0       (1)
Less - accumulated
  depreciation                 4,940  1,698    987   1,192    415   0     1     29    1      0      0      0     618     0       (1)
                               8,481  3,419  1,303   1,852    673   0     0     92   18      0      0     58   1,066     0        0

INVESTMENTS IN SUBSIDIARIES        0      0      0       0      0   0 3,933      0    0      0      0      0       0     0   (3,933)

CURRENT ASSETS
   Cash and temporary cash
     investments                 254      3      2       2      1   0   299      1    0      3      9      0     143     0     (209)
   Accounts receivable           861     53     11      68     24   0   147     41    0      0    615    203     281     0     (582)
   Material and supplies, at
     average cost                185     76     35      29     16   0     0      0    0      0      0      0      30     0       (1)
   Electric utility fuel
     inventory, substantially
     at average cost             102     16     14      56     17   0     0      0    0      0      0      0       0     0       (1)
   Under-recovered fuel costs     46     26      0       9      8   0     0      0    0      0      0      0       0     0        3
   Prepayments and other          85      4      5      14      3   0     4     15    0      0      4      0      47     0      (11)
                               1,533    178     67     178     69   0   450     57    0      3    628    203     501     0     (801)

DEFERRED CHARGES AND OTHER
  ASSETS
   Deferred plant costs          509    487      0       0     22   0     0      0    0      0      0      0       0     0        0
   Mirror CWIP asset             299    299      0       0      0   0     0      0    0      0      0      0       0     0        0
   Other non-utility
     investments                 347      0      0       0      0   0     0      0    3     62      0    183      79     0       20
   Income tax related
     regulatory assets, net      236    335      0       0      0   0     0      0    0      0      0      0       0     0      (99)
   Goodwill                    1,525      0      0       0      0   0     0      0    0      0      0      0   1,525     0        0
   Other                         402    110     62      69     46   0    53      4    1      1      0     14      66     1      (25)
                               3,318  1,231     62      69     68   0    53      4    4     63      0    197   1,670     1     (104)

                              13,332  4,828  1,432   2,099    810   0 4,436    153   22     66    628    458   3,237     1   (4,838)

*  Transok was sold June 6, 1996.  See Pages 61-65 for additional detail for CSWE and Pages 66-70 for additional detail for CSWI.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.


                              CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES CONSOLIDATING BALANCE SHEET
                                                          AS OF DECEMBER 31, 1996
                                                                  (MILLIONS)
                                                                                                                               ELIM,
                                                                                                                               RCLSS
                              CSW CON  CPL    PSO  SWEPCO   WTU  TOK*  CORP   CSWS  COMM  CSWL  CREDIT  CSWE*  CSWI*  ENERSHOP & RND

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common Stock
   Common stock                  740    169    157    136     137   0     740     0    0     0      0      0       0     0     (599)
   Paid-in-capital             1,022    405    180    245       3   0   1,022     0    0    15     32     70     829     0   (1,779)
   Retained earnings           1,963    869    146    322     123   0   1,963     0   (5)    2      0     (6)    108    (2)  (1,557)
   Foreign currency
     translation and other        77      0      0      0       0   0       2     0    2     0      0      0      74     0       (1)
                               3,802  1,443    483    703     263   0   3,727     0   (3)   17     32     64   1,011    (2)  (3,936)
Preferred Stock
   Not subject to mandatory
     redemption                  292    250     20     16       6   0       0     0    0     0      0      0       0     0        0
   Subject to mandatory
     redemption                   33      0      0     32       0   0       0     0    0     0      0      0       0     0        1
Long-term debt                 4,024  1,323    420    597     275   0       0    60    0     0      0    200   1,148     0        1
                               8,151  3,016    923  1,348     544   0   3,727    60   (3)   17     32    264   2,159    (2)  (3,934)

CURRENT LIABILITIES
   Long-term debt and
     preferred stock due
     within twelve months        204    200      0      4       0   0       0     0    0     0      0      0       0     0        0
   Short-term debt               364     52     43     57      15   0     364    41    0     0      0      0       0     0     (208)
   Short-term debt--CSW
     Credit                      579      0      0      0       0   0       0     0    0     0    580      0       0     0       (1)
   Loan notes                     76      0      0      0       0   0       0     0    0     0      0      0      76     0        0
   Accounts payable              630     70     75    118      33   0     109    27   24     0      2    150     478     3     (459)
   Accrued taxes                 324     64     12     25      13   0     188     1   (1)    0      0     (2)     21     0        3
   Accrued interest               82     32      9     15       5   0       1     1    0     0      0      3      18     0       (2)
   Other                         166     70     22     42       5   0       1     0    1     0     17      5     138     0     (135)
                               2,425    488    161    261      71   0     663    70   24     0    599    156     731     3     (802)

DEFERRED CREDITS
   Accumulated deferred
     income taxes              2,272  1,162    251    373     144   0     (28)   14    1    49     (3)    35     275     0       (1)
   Investment tax credits        291    147     44     72      29   0       0     0    0     0      0      0       0     0       (1)
   Other                         193     15     53     45      22   0      74     9    0     0      0      3      72     0     (100)
                               2,756  1,324    348    490     195   0      46    23    1    49     (3)    38     347     0     (102)

                              13,332  4,828  1,432  2,099     810   0   4,436   153   22    66    628    458   3,237     1   (4,838)

*  Transok was sold June 6, 1996.  See Pages 61-65 for additional detail for CSWE and Pages 66-70 for additional detail for CSWI.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.


                    CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES CONSOLIDATING STATEMENT OF CASH FLOWS
                                                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                (MILLIONS)
                                                                                                                               ELIM,
                                                                                                                               RCLSS
                              CSW CON  CPL    PSO  SWEPCO   WTU  TOK*  CORP   CSWS  COMM  CSWL  CREDIT  CSWE*  CSWI*  ENERSHOP & RND

OPERATING ACTIVITIES
Net income                       447   147     32      67     16   12    429    0     (4)    1      8     (11)    102     (2)  (350)
Non-cash items included in
  net income
   Depreciation and
     amortization                521   178     83     101     41   15      1    9      1     0      0       4      88      0      0
   Deferred income taxes and
      investment tax credits      62    46     (4)      3      1    7      3    2      0    (5)     1      (2)     60      0    (50)
   Reserves for utility plant,
      inventory, and other
      project development
      costs                      147    22     54      31     16    0      0    0      0     0      0      23       0      0      1
   Gain on sale of subsidiary   (192)    0      0       0      0    0   (192)   0      0     0      0       0       0      0      0
Changes in assets and
  liabilities
   Accounts receivable           (86)   (8)     7     (14)     5  (35)   702   (1)     0     0     43    (202)   (213)     0   (370)
   Fuel recovery                 (89)  (39)     0     (18)   (12)   0      0    0      0     0      0       0       0      0    (20)
   Accounts payable               23    20     (6)     28      6  (31)    83    1      0     0      1       9    (508)     2    418
   Accrued taxes                 (14)    3    (15)      0      0   (3)    71    0      0     0      1      (1)    (70)     0      0
   Undistributed earnings          0     0      0       0      0    0    (81)   0      0     0      0       0       0      0     81
Other                             56    41     (8)      2     (2)  12    (16)   0     (1)   (1)     0      (4)    (53)     0     86
                                 875   410    143     200     71  (23) 1,000   11     (4)   (5)    54    (184)   (594)     0   (204)

INVESTING ACTIVITIES
   Construction expenditures    (521) (137)   (84)    (93)   (42) (23)     0   (9)    (6)    0      0       0    (128)     0      1
   Acquisition expenditures   (1,394)    0      0       0      0    0      0    0      0     0      0       0  (1,394)     0      0
   Equity investments in
     subsidiaries                  0     0      0       0      0    0   (873)   0      0     0      0       0     (53)     0    926
   CSWE/CSWI non-SEEBOARD
     projects                   (124)    0      0       0      0    0      0    0      0     0      0     (56)      0      0    (68)
   Sale of National Grid
     assets                       99     0      0       0      0    0      0    0      0     0      0       0      99      0      0
   Cash proceeds from sale
     of subsidiary               690     0      0       0      0    0    690    0      0     0      0       0       0      0      0
   Other                         (36)   (3)    (8)     (7)    (2)   0      0    0      0     0      0       0     (24)     0      8
                              (1,286) (140)   (92)   (100)   (44) (23)  (183)  (9)    (6)    0      0     (56) (1,500)     0    867

FINANCING ACTIVITIES
   Common stock sold             477     0      0       0      0    0    477    0      0     7    (12)      0       0      0      5
   Capital contributions           0     0      0       0      0   55      0    0      0     0      0       1     829      0   (885)
   SEEBOARD acquisition
     financing                   350     0      0       0      0    0   (731)   0      0     0      0       0   1,148      0    (67)
   Proceeds from issuance of
     long-term debt              437    64     52      79     43    0      0    0      0     0      0     200       0      0     (1)
   Reacquisition/Retirement
     of long-term debt          (239)  (68)   (38)    (87)   (46)   0      0    0      0     0      0       0       0      0      0
   Redemption of preferred
     stock                        (1)    0      0      (1)     0    0      0    0      0     0      0       0       0      0      0
   Other financing activities     67     0      0       0      0    0      0    0      0     0      0       0       0      0     67
   Change in short-term debt    (395) (124)   (28)    (44)    (5)   7   (328)  (8)    10     0    (67)     39       0      0    153
   Payment of dividends         (376) (142)   (36)    (47)   (19) (23)  (358)   0      0   (11)    (8)      0       0      0    268
                                 320  (270)   (50)   (100)   (27)  39   (940)  (8)    10    (4)   (87)    240   1,977      0   (460)

Effect of exchange rate
   changes on cash and cash
   equivalents                   (56)    0      0       0      0    0      0    0      0     0      0       0     (56)     0      0

Net change in cash and cash
   equivalents                  (147)    0      1       0      0   (7)  (123)  (6)     0    (9)   (33)      0    (173)     0    203
Cash and cash equivalents at
   beginning of year             401     3      1       2      1    7    422    7      0    12     42       0     316      0   (412)
Cash and cash equivalents at
   end of year                   254     3      2       2      1    0    299    1      0     3      9       0     143      0   (209)

SUPPLEMENTAL INFORMATION
   Interest paid less amounts
     capitalized                 356   118     32      53     20  (11)    47    7      1     0     40       0      71      0    (22)
   Income taxes paid             196    44     30      35      6    3    (11)  (2)    (2)    4      4      (4)     88      0      1

*  Transok was sold June 6, 1996.  See Pages 61-65 for additional detail for CSWE and Pages 66-70 for additional detail for CSWI.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.


                 CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                   FOR THE YEAR ENDED DECEMBER 31, 1996
                                                               (MILLIONS)

                                                                                                                               ELIM,
                                                                                                                               RCLSS
                              CSW CON  CPL    PSO  SWEPCO   WTU  TOK*  CORP   CSWS  COMM  CSWL  CREDIT  CSWE*  CSWI*  ENERSHOP & RND

Retained earnings at
   beginning of year           1,893   863    150    302    126   155  1,893   0      (1)   12     0       4       6     0   (1,617)
Net income for common stock      429   133     31     64     16    12    429   0      (4)    1     8     (11)    102    (2)    (350)
Common stock dividends and
  other                         (359) (127)   (35)   (44)   (19) (167)  (359)  0       0   (11)   (8)      1       0     0      410
Retained earnings at end of
   year                        1,963   869    146    322    123     0  1,963   0      (5)    2     0      (6)    108    (2)  (1,557)

*  Transok was sold June 6, 1996.  See Pages 61-65 for additional detail for CSWE and Pages 66-70 for additional detail for CSWI.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.


                      CSW ENERGY, INC. AND SUBSIDIARIES CONSOLIDATING STATEMENT OF INCOME
                                          FOR THE YEAR ENDED DECEMBER 31, 1996
                                                       (MILLIONS)
                                                                                                                     ELIM,
                                                CSWE CON     CSWE   CSWD-I   CSWD-II    CSWFL   NEWGULF   SWEENY   RCLSS & RND
TOTAL OPERATING REVENUES                              17        3        5         0        9         0        0        0

OPERATING EXPENSES AND TAXES
     Fuel and purchased power                          0        0        0         0        0         0        0        0
     UK cost of sales                                  0        0        0         0        0         0        0        0
     Other operating expense                           6        6        1         0        0         0        0       (1)
     Maintenance                                       0        0        0         0        0         0        0        0
     Depreciation and amortization                     4        0        0         0        4         0        0        0
     Taxes other than income                           0        0        0         0        0         0        0        0
     Income taxes                                     (6)      (6)      (1)        0        1         0        0        0
TOTAL OPERATING EXPENSES                               4        0        0         0        5         0        0       (1)

OPERATING INCOME                                      13        3        5         0        4         0        0        1


OTHER INCOME AND DEDUCTIONS                          (14)      (6)      (8)        0        0         0        0        0

INCOME BEFORE INTEREST CHARGES                        (1)      (3)      (3)        0        4         0        0        1

INTEREST CHARGES
     Interest on long-term debt                        2        0        0         0        0         0        0        2
     Interest on short-term debt and other             8        7        0         0        2         0        0       (1)
     AFUDC-debt                                        0        0        0         0        0         0        0        0
TOTAL INTEREST                                        10        7        8         0        2         0        0       (7)

NET INCOME                                           (11)     (10)      (2)        0        2         0        0       (1)
     Preferred stock dividends                         0        0        0         0        0         0        0        0
NET INCOME FOR COMMON STOCK                          (11)     (10)      (2)        0        2         0        0       (1)

                         CSW ENERGY, INC. AND SUBSIDIARIES CONSOLIDATING BALANCE SHEET
                                                  AS OF DECEMBER 31, 1996
                                                         (MILLIONS)
                                                                                                                         ELIM,
                                                  CSWE CON     CSWE    CSWD-I  CSWD-II     CSWFL   NEWGULF   SWEENY   RCLSS & RND
ASSETS
FIXED ASSETS
Electric
     Production                                          0        0         0        0         0         0        0        0
     Transmission                                        0        0         0        0         0         0        0        0
     Distribution                                        0        0         0        0         0         0        0        0
     General                                             0        0         0        0         0         0        0        0
     Construction work in progress                       0        0         0        0         0         0        0        0
     Nuclear fuel                                        0        0         0        0         0         0        0        0
     Total electric                                      0        0         0        0         0         0        0        0
Other Diversified                                       58        0         0        0         0         6       52        0
Total Plant                                             58        0         0        0         0         6       52        0
Less - accumulated depreciation                          0        0         0        0         0         0        0        0
NET PLANT                                               58        0         0        0         0         6       52        0

CURRENT ASSETS
     Cash and temporary cash investments                 0        0         0        0         0         0        0        0
     Accounts Receivable                               203      242         3        0        41         0        0      (83)
     Material and supplies, at average cost              0        0         0        0         0         0        0        0
     Electric utility fuel inventory, substantially
        at average cost                                  0        0         0        0         0         0        0        0
     Unrecovered fuel costs                              0        0         0        0         0         0        0        0
     Prepayments and other                               0        0         0        0         0         0        0        0
TOTAL CURRENT ASSETS                                   203      242         3        0        41         0        0      (83)

DEFERRED CHARGES AND OTHER ASSETS
     Deferred plant costs                                0        0         0        0         0         0        0        0
     Mirror CWIP asset                                   0        0         0        0         0         0        0        0
     Other non-utility investments                     183      190       103        0        70        11        0     (191)
     Income tax related regulatory assets, net           0        0         0        0         0         0        0        0
     Other                                              14        5         0        0         4         0        0        5
TOTAL DEFERRED CHARGES AND OTHER ASSETS                197      195       103        0        74        11        0     (186)

TOTAL ASSETS                                           458      437       106        0       115        17       52     (269)

                         CSW ENERGY, INC. AND SUBSIDIARIES CONSOLIDATING BALANCE SHEET
                                                  AS OF DECEMBER 31, 1996
                                                         (MILLIONS)
                                                                                                                         ELIM,
                                                  CSWE CON     CSWE    CSWD-I  CSWD-II     CSWFL   NEWGULF   SWEENY  RCLSS & RND
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common stock
     Common stock                                        0        0         0        0         0         0        0        0
     Paid-in-capital                                    70       73        96        0        45        11        0     (155)
     Retained Earnings                                  (6)     (23)        2       (4)       19         0        0        0
Total Common Stock                                      64       50        98       (4)       64        11        0     (155)

Preferred stock
     Not subject to mandatory redemption                 0        0         0        0         0         0        0        0
     Subject to mandatory redemption                     0        0         0        0         0         0        0        0
Long-term debt                                         200      200         0        0         0         0        0        0
Total Preferred Stock                                  264      250        98        0        64        11        0        0

CURRENT LIABILITIES
     Long-term debt and preferred stock due
          within twelve months                           0        0         0        0         0         0        0        0
     Short-term debt                                     0        0         0        0         0         0        0        0
     Accounts Payable                                  150      182        (8)       5        32         6       49     (116)
     Accrued taxes                                      (2)      (4)       (3)       0         5         0        0        0
     Accrued interest                                    3        3         0        0         0         0        0        0
     Other                                               5        2         0        0         0         0        3        0
Total Current Liabilities                              156      183       (11)       5        37         6       52     (116)

DEFERRED CREDITS
     Income Taxes                                       35        4        19       (1)       11         0        0        2
     Investment tax credits                              0        0         0        0         0         0        0        0
     Other                                               3        0         0        0         3         0        0        0
Total Deferred Credits                                  38        4        19       (1)       14         0        0        2

TOTAL CAPITALIZATION AND LIABILITIES                   458      437       106        0       115        17       52     (269)

     CSW ENERGY, INC. AND SUBSIDIARIES CONSOLIDATING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (MILLIONS)


CSWE does not prepare a consolidating statement of cash flows. Instead, a consolidated statement of cash flows is prepared which is presented as part of the Central and South West Corporation and Subsidiaries Consolidating Statement of Cash Flows on Page 59.

                CSW ENERGY, INC. AND SUBSIDIARIES CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                           FOR THE YEAR ENDED DECEMBER 31, 1996
                                                        (MILLIONS)
                                                                                                                       ELIM,
                                                CSWE CON    CSWE    CSWD-I   CSWD-II   CSWFL    NEWGULF   SWEENY    RCLSS & RND
Retained earnings at beginning of year                  4      (13)        5       (4)      17         0        0        (1)
Net income for common stock                           (11)     (10)       (2)       0        2         0        0        (1)
Adjustments to retained earnings                        1        0        (1)       0        0         0        0         2
Retained earnings at end of year                       (6)     (23)        2       (4)      19         0        0         0



                                    CSW INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING STATEMENT OF INCOME
                                                           AS OF DECEMBER 31, 1996
                                                                 (MILLIONS)

                                                                                                                              ELIM.
                                                CSWI          CSWI         CSW                        CSW (UK)               RCLSS &
                                                 CON  CSWI  (CAYMAN)    VALE LLC   CSWI 2   CSWI 3      FINCO    SEEBOARD*     RND
TOTAL OPERATING REVENUES                       1,848    0       0           0        0        0           0        1,848        0

OPERATING EXPENSES AND TAXES
    UK cost of sales                           1,331    0       0           0        0        0           0        1,331        0
    Other operating expense                      193    2       0           0        2        0           0          191       (2)
    Depreciation & acquisition amortization       88    0       0           0        0        0           0           88        0
    Income taxes                                  45   (1)      0           0      (22)       0           0           68        0
        TOTAL OPERATING EXPENSES AND TAXES     1,657    1       0           0      (20)       0           0        1,678       (2)

OPERATING INCOME                                 191   (1)      0           0       20        0           0          170        2

OTHER INCOME AND (DEDUCTIONS)                     28   17       0           0       99        0           0           25     (113)

INCOME BEFORE INTEREST CHARGES                   219   16       0           0      119        0           0          195     (111)

INTEREST CHARGES
    Interest on long-term debt                   100    0       0           0        0        0           0          100        0
    Interest expense short-term debt and
      other                                       17   17       0           0       16        0           0            0      (16)
        TOTAL INTEREST CHARGES                   117   17       0           0       16        0           0          100      (16)

NET INCOME                                       102   (1)      0           0      103        0           0           95      (95)

*SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, and CSW Investments

                                  CSW INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING BALANCE SHEET
                                                     AS OF DECEMBER 31, 1996
                                                           (MILLIONS)
                                                                                                                           ELIM.
                                           CSWI                CSWI       CSW                   CSW (UK)                  RCLSS &
                                            CON     CSWI   (CAYMAN)  VALE LLC   CSWI 2  CSWI 3     FINCO SEEBOARD **         RND
ASSETS

FIXED ASSETS
Electric
  Distribution                            1,314        0          0         0        0       0         0       1,314            0
  General                                   363        0          0         0        0       0         0         363            0
  Acquisition Step up                         0        0          0         0        0       0         0           0            0
  Nuclear fuel                                0        0          0         0        0       0         0           0            0
  Total electric                              0        0          0         0        0       0         0           0            0
Other Diversified                             7        7          0         0        0       0         0           0            0
                                          1,684        7          0         0        0       0         0       1,677            0
Less - accumulated depreciation            (618)       0          0         0       (6)      0         0        (618)           6
                                          1,066        7          0         0       (6)      0         0       1,059            6

CURRENT ASSETS
  Cash and temporary cash investments       143        7          0         0        1       0         0         135            0
  Marketable Securities                      18        0          0         0        0       0         0          18            0
  Accounts Receivable                       281      161          2         0       26       0         0         128          (36)
  Deferred Income Taxes                      29        0          0         0        0       0         0          29            0
  Material and supplies, at average cost     30        0          0         0        0       0         0          30            0
  Electric utility fuel inventory,
    substantially at average cost             0        0          0         0        0       0         0           0            0
  Unrecovered fuel costs                      0        0          0         0        0       0         0           0            0
  Prepayments and other                       0        0          0         0        0       0         0           0            0
                                            501      168          2         0       27       0         0         340          (36)

DEFERRED CHARGES AND OTHER ASSETS
  Equity and other investments               79      869         40        40      578       0       908          36       (2,392)
  Intercompany Notes Receivable               0      387          0         0        0       0       300           0         (687)
  Other non-utility investments               0        0          0         0        0       0         0           0            0
  Prepaid Benefit Costs                      62        0          0         0        0       0         0          62            0
  Goodwill                                1,525        0          0         0        0       0         0       1,525            0
  Other                                       4        0          0         2        2       0         0           0            0
                                          1,670    1,256         40        42      580       0     1,208       1,623       (3,079)

TOTAL ASSETS                              3,237    1,431         42        42      601       0     1,208       3,022       (3,109)

*CSW (UK) FINCO, CSW INVST, CSW UK and SBRD converted @ 1.00(POUND)=1.712
**SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, and CSW Investments




                                  CSW INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING BALANCE SHEET
                                                     AS OF DECEMBER 31, 1996
                                                           (MILLIONS)
                                                                                                                             ELIM.
                                           CSWI                CSWI       CSW                   CSW (UK)                  RCLSS &
                                            CON     CSWI   (CAYMAN)  VALE LLC   CSWI 2  CSWI 3     FINCO SEEBOARD **          RND
CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common stock
    Common stock                              0        0          0         0        0       0         0           0            0
    Paid-in-capital                         829    1,223         40        40      829       0       523       1,264       (3,090)
    Foreign currency translation and
      other                                  74        0          0         0        0       0         0           0           74
    Retained earnings                       108       (5)         0         0     (271)      0         0        (251)         635
                                          1,011    1,218         40        40      558       0       523       1,013       (2,381)
Preferred stock
  Not subject to mandatory redemption         0        0          0         0        0       0         0           0            0
  Subject to mandatory redemption             0        0          0         0        0       0         0           0            0
Long-term debt                            1,148        0          0         0        0       0       685       1,150         (687)
                                          1,148        0          0         0        0       0       685       1,150         (687)
CURRENT LIABILITIES
  Long-term debt and preferred stock due
    within twelve months                      0        0          0         0        0       0         0           0            0
  Short-term debt                             0        0          0         0        0       0         0           0            0
  Loan notes                                 76        0          0         0        0       0         0          76            0
  Accounts payable affiliated               215      215          2         2       32       0         0           0          (36)
  Accounts payable                          263        0          0         0       10       0         0         333          (80)
  Accrued interest                           18        0          0         0        0       0         0          18            0
  Accrued taxes                              21       (3)         0         0       (2)      0         0          27           (1)
  Customer deposits                           2        0          0         0        0       0         0           2            0
  Other                                     136        1          0         0        0       0         0          54           81
                                            731      213          2         2       40       0         0         510          (36)

DEFERRED CREDITS
  Income taxes                              275        0          0         0        3       0         0         275           (3)
  Investment tax credits                      0        0          0         0        0       0         0           0            0
  Provisions                                 64        0          0         0        0       0         0          64            0
  Income tax related regulatory
    liabilities, net                          0        0          0         0        0       0         0           0            0
  Other                                       8        0          0         0        0       0         0          10           (2)
                                            347        0          0         0        3       0         0         349           (5)

TOTAL CAPITALIZATION AND LIABILITIES      3,237    1,431         42        42      601       0     1,208       3,022       (3,109)

*CSW (UK) FINCO, CSW INVST, CSW UK and SBRD converted @ 1.00(POUND)=1.712
**SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, and CSW Investments


                             CSW INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING STATEMENT OF CASH FLOWS
                                              FOR THE YEAR ENDED DECEMBER 31, 1996
                                                           (MILLIONS)

                                                                                                                             ELIM.
                                           CSWI      CSWI        CSWI        CSW                    CSW (UK)              RCLSS &
                                            CON              (CAYMAN)   VALE LLC    CSWI 2  CSWI 3     FINCO   SEEBOARD*      RND
OPERATING ACTIVITIES
  Net Income                                102        (1)          0          0       103       0         0          95      (95)
  Depreciation                               49         0           0          0         0       0         0          49        0
  Acq amort-step up & goodwill               39         0           0          0         0       0         0          39        0
  Deferred income taxes                      60         0           0          0         0       0         0          60        0
  Change in Assets and Liabilities
       Nonaffiliated accounts receivable   (113)       (4)          0          0       (26)      0         0         (96)      13
       Affiliated receivable               (100)      606          (2)         0         0       0      (300)          0     (404)
       Affiliated accounts payable         (527)     (527)          2          2      (710)      0         0           0      706
       Nonaffiliated accounts payable        19         0           0          0         9       0         0          10        0
       Accrued taxes                        (70)       (1)          0          0         2       0         0         (71)       0
       Equity earnings net of
         distributions                        0         0           0          0       (95)      0         0           0       95
       Dividends                              0       384           0          0       384       0         0           0     (768)
  Other                                     (53)       (6)          0         (2)        0       0         0          (3)     (42)
                                           (594)      451           0          0      (333)      0      (300)         83     (495)

INVESTING ACTIVITIES
  Construction expenditures                (128)        0           0          0         0       0         0        (128)       0
  Acquisition expenditures               (1,394)        0           0          0       (98)      0         0      (1,394)      98
  Equity investment                         (53)     (889)        (40)       (40)       (6)      0         0         (14)     936
  Sale of National Grid asset shares         99         0           0          0         0       0         0          99        0
  Other investing activities                (24)     (395)          0          0        (7)      0      (385)          6      757
                                         (1,500)   (1,284)        (40)       (40)     (111)      0      (385)     (1,431)   1,791

FINANCING ACTIVITIES
  Common stock sold                           0         0           0          0         0       0         0         467     (467)
  Capital contributions                     829       829          40         40       829       0         0           0     (909)
  Long-term debt sold                       916         0           0          0         0       0       685         915     (684)
  Payment on loan notes                     (27)        0           0          0         0       0         0         (27)       0
  A/R securitization                        259         0           0          0         0       0         0         259        0
  Payment of dividends                        0         0           0          0      (384)      0         0        (384)     768
                                          1,977       829          40         40       445       0       685       1,230   (1,292)

Effect of exchange rate changes on
  cash and cash equivalents                 (56)       10           0          0         0       0         0         (63)      (3)

Net change in cash and cash equivalents    (173)        6           0          0         1       0         0        (181)       1
Cash and cash equivalents at beg of yr      316         0           0          0         0       0         0         316        0
Cash and cash equivalents at end of yr      143         6           0          0         1       0         0         135        1


                              CSW INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                              FOR THE YEAR ENDED DECEMBER 31, 1996
                                                           (MILLIONS)

                                                                                                                            ELIM.
                                         CSWI   CSWI       CSWI        CSW                      CSW (UK)                   RCLSS &
                                          CON          (CAYMAN)   VALE LLC    CSWI 2   CSWI 3      FINCO    SEEBOARD*        RND
Retained earnings at beginning of period    6     (4)         0          0        10        0          0           13        (13)
Net income for common stock               102     (1)         0          0       103        0          0           95        (95)
Common stock dividends                      0      0          0          0      (384)       0          0         (359)       743
Retained earnings at end of year          108     (5)         0          0      (271)       0          0         (251)       635




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Central and South West Corporation:

     We have audited the accompanying consolidated balance sheet of Central and South West Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows, for each of the three years ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSW Investments, which statements reflect total assets and total revenues of 23 percent and 36 percent in 1996 and 20 percent and 6 percent in 1995, respectively, of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central and South West Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating schedules of Central and South West Corporation and subsidiaries listed in Item 10 are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Public Utility Holding Company Act of 1935 and are not a required part of the basic consolidated financial statements. These consolidating schedules have been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, based on our audits and the report of other auditors, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.


                                              ARTHUR ANDERSEN LLP

Dallas, Texas,
February 28, 1997

AUDITOR'S REPORT TO THE MEMBERS OF CSW INVESTMENTS

We have audited the consolidated balance sheets of CSW Investments and subsidiaries as of 31 December 1996 and the related consolidated statement of earnings, statements of cash flows and statement of retained earnings for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements base on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used in and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSW Investments and subsidiaries at 31 December 1996 and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations and shareholders' equity as of and for the year ended 31 December 1996 to the extent summarised in the notes to the consolidated financial statements.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements of CSW Investments and subsidiaries taken as a whole. The consolidating schedules of CSW Investments and subsidiaries under the column headed SEEBOARD in Item 10 are presented for purposes of complying with the US Securities and Exchange Commission's rules and regulations under the Public Utility Holding Company Act of 1935 and are not a required part of the basic consolidated financial statements. The column headed SEEBOARD in the consolidating schedules has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated statements taken as a whole.



KPMG Audit Plc                                                London, England
Chartered Accountants                                         22 January 1997
Registered Auditor

EXHIBITS

      EXHIBIT A      ANNUAL REPORTS INCORPORATED BY REFERENCE
                     The annual reports for CSW (File No. 1-1443), CPL (File No.
                     0-346), PSO (File No. 0-343), SWEPCO (File No. 1-3146), and
                     WTU (File No. 0-340) are incorporated herein by reference to their combined annual report on Form 10-K ("Combined
                     Form 10-K") for the year ended December 31, 1996.

      EXHIBIT B

                     CSW

B-1.1 Second Restated Certificate of Incorporation of the Corporation (incorporated herein by reference to Exhibit 3(a) to the 1990 CSW annual report on Form 10-K File No. 1-1443).

B-1.2 Certificate of Amendment to Second Restated Certificate of Incorporation of the Corporation (incorporated herein by reference to Item 10, Exhibit B-1.2 to the 1993 CSW annual report on Form U5S).

B-1.3 Bylaws of CSW, as amended, (incorporated herein by reference to Exhibit 3(b) to CSW's 1990 Form 10-K, File No. 1-1443).

                     CPL

B-2.1 Restated Articles of Incorporation, as amended, of CPL (incorporated herein by reference to Exhibit 4(a) to CPL's Registration Statement No. 33-4897, Exhibits 5 and 7 to Form U-1 File No. 70-7171, Exhibits 5, 8.1, 8.2 and 19 to Form U-1, File No. 70-7472 and CPL's Form 10-Q for the quarterly period ended September 30, 1992, ITEM 6, Exhibit
                     1).

B-2.2 Bylaws of CPL, as amended (incorporated herein by reference to Exhibit 3.1 to CPL's Form 10-Q dated September 30, 1996, File No. 0-346).

                     PSO

B-3.1 Restated Certificate of Incorporation of PSO (attached hereto as Exhibit B-3.1).

B-3.2                Bylaws of PSO, as amended (attached hereto as Exhibit
                     B-3.2).

                     SWEPCO

B-4.1 Restated Certificate of Incorporation, as amended, of SWEPCO (incorporated herein by reference to Exhibit 3 to SWEPCO's 1980 Form 10-K, File No. 1-3146, Exhibit 2 to Form U-1 File No. 70-6819, Exhibit 3 to Form U-1, File No. 70-6924 and Exhibit 4 to Form U-1 File No. 70-7360).

B-4.2 Bylaws of SWEPCO, as amended (incorporated herein by reference to Exhibit 3.3 to SWEPCO's Form 10-Q dated September 30, 1996, File No. 1-3146).

                     WTU

B-5.1 Restated Articles of Incorporation, as amended, of WTU (incorporated herein by reference to Exhibit 3(e) 1 to WTU's 1994 Combined Form 10-K, File No. 0-340).

B-5.2 Bylaws of WTU, as amended (incorporated herein by reference to Exhibit 3.4 to WTU's Form 10-Q dated September 30, 1996, File No. 0-340).

                     CSWS

B-7.1 Articles of Amendment to the Articles of Incorporation (incorporated herein by reference to Item 9, Exhibit B-7.1 of the 1987 Central and South West Corporation annual report on Form U5S).

B-7.2 By-laws, as amended of CSWS (incorporated herein by reference to Item 10, Exhibit B-7.2 of the 1993 Central and South West Corporation annual report on Form U5S).

                     CSWE

B-8.1 Articles of Amendment to the Articles of Incorporation (incorporated herein by reference to Item 9, Exhibit B-9.1 of the 1987 Central and South West Corporation annual report on Form U5S).

B-8.2 By-laws (incorporated herein by reference to Item 9, Exhibit B-9.2 of the 1987 Central and South West Corporation annual report on Form U5S).

                     CSWL

B-9.1 Articles of Incorporation (incorporated herein by reference to Item 9, Part VI of the 1984 Central and South West Corporation annual report on Form U5S).

B-9.2 By-laws (incorporated herein by reference to Item 9, Part VI of the 1983 Central and South West Corporation annual report on Form U5S).

                     CREDIT

B-10.1 Articles of Incorporation (incorporated herein by reference to Item 9, Part VI of the 1985 Central and South West Corporation annual report on Form U5S).

B-10.2 By-laws (incorporated herein by reference to Item 9, Exhibit B-11.2 of the 1987 Central and South West Corporation annual report on Form U5S).

                     COMM

B-11.1 Certificate of Incorporation, (incorporated herein by reference to Item 10, Exhibit B-11.1 of the 1994 Central and South West Corporation annual report on Form U5S).

B-11.2 By-laws, (incorporated herein by reference to Item 10, Exhibit B-11.2 of the 1994 Central and South West Corporation annual report on Form U5S).

                     CSWI

B-12.1 Certificate of Incorporation, (incorporated herein by reference to Item 10, Exhibit B-12.1 of the 1994 Central and South West Corporation annual report on Form U5S).

B-12.2 By-laws, (incorporated herein by reference to Item 10, Exhibit B-12.2 of the 1994 Central and South West Corporation annual report on Form U5S).

                     ENERSHOP

B-13.1 Certificate of Incorporation, (incorporated herein by reference to Item 10, Exhibit B-13.1 of the 1995 Central and South West Corporation annual report on Form U5S).

B-13.2 By-laws, (incorporated herein by reference to Item 10, Exhibit B-13.2 of the 1995 Central and South West Corporation annual report on Form U5S).

                     SEEBOARD PLC

B-14.1               Articles of Association, (attached hereto as Exhibit
                     B-14.1).

B-14.2               Memorandum of Association, (attached hereto as Exhibit
                     B-14.2).

      EXHIBIT C

                  CPL

C-1.1 Indenture of Mortgage or Deed of Trust dated November 1, 1943, executed by CPL to The First National Bank of Chicago and Robert L. Grinnell, as Trustee, as amended through October 1, 1977 (incorporated herein by reference to Exhibit 5.01 in File No. 2-60712), and the Supplemental Indentures of CPL dated September 1, 1978 (incorporated herein by reference to Exhibit
                  2.02 in File No. 2-62271) and December 15, 1984, July 1, 1985,
                  May 1, 1986 and November 1, 1987 (incorporated herein by reference to Exhibit 17 to Form U-1, File No. 70-7003, Exhibit 4 (b) in File No. 2-98944, Exhibit 4 to Form U-1, File No. 70-7236 and Exhibit 4 to Form U-1, File No. 70-7249) and
                  June 1, 1988, December 1, 1989, March 1, 1990, October 1, 1992, December 1, 1992, February 1, 1993, April 1, 1993,
                  May 1, 1994 and July 1, 1995 (incorporated herein by reference to Exhibit 2 to Form U-1, File No. 70-7520, Exhibit 3 to Form U-1, File No. 70-7721, Exhibit 10 to Form U-1, File No. 70-7725 and Exhibit 10 (a), 10 (b), 10 (c), 10 (d), 10(e) and
                  10(f), respectively, to Form U-1, File No. 70-8053).

                  PSO

C-2.1 Indenture dated July 1, 1945, as amended, of PSO (incorporated herein by reference to Exhibit 5.03 in Registration No. 2-60712), the Supplemental Indenture of PSO dated June 1, 1979 (incorporated herein by reference to Exhibit 2.02 in Registration No. 2-64432), the Supplemental Indenture of PSO dated December 1, 1979 (incorporated herein by reference to Exhibit 2.02 in Registration No. 2-65871), the Supplemental Indenture of PSO dated March 1, 1983 (incorporated herein by reference to Exhibit 2 to Form U-1, File No. 70-6822), the Supplemental Indenture of PSO dated May 1, 1986 (incorporated herein by reference to Exhibit 3 to Form U-1, File No. 70-7234), the Supplemental Indenture of PSO dated July 1, 1992 (incorporated herein by reference to Exhibit 4(b) to Form S-3, File No. 33-48650), the Supplemental Indenture of PSO dated December 1, 1992 (incorporated herein by reference to Exhibit 4 (c) to Form S-3, File No. 33-49143), the Supplemental Indenture of PSO dated April 1, 1993 (incorporated herein by reference to Exhibit 4 (b) to Form S-3, File No. 33-49575), Supplemental Indenture of PSO dated June 1, 1993 (incorporated herein by reference to Exhibit 4 (b) to PSO's 1993 Form 10-K, File No. 0-343) and Supplemental Indenture dated as of February 1, 1996 (incorporated herein by reference to Exhibit
                  4.03 to PSO's Form 8-K dated March 4, 1996, File No. 0-343). Indenture dated as of February 1, 1996 of PSO (incorporated herein by reference to Exhibit 4.01 to PSO's Form 8-K dated March 4, 1996, File No. 0-343) and First Supplemental Indenture dated as of February 1, 1996 of PSO (incorporated herein by reference to Exhibit 4.02 to PSO's Form 8-K dated March 4, 1996, File No. 0-343).

                  SWEPCO

C-3.1             Indenture dated February 1, 1940, as amended through
                  November 1, 1976, of SWEPCO (incorporated herein by reference to Exhibit 5.04 in Registration No. 2-60712), the Supplemental Indenture dated August 1, 1978 incorporated herein by reference to Exhibit 2.02 in Registration No. 2-61943), the Supplemental Indenture dated January 1, 1980 (incorporated herein by reference to Exhibit 2.02 in Registration No. 2-66033), the Supplemental Indenture dated April 1, 1981 (incorporated herein by reference to Exhibit 2.02 in Registration No. 2-71126), the Supplemental Indenture dated May 1, 1982 (incorporated herein by reference to Exhibit 2.02 in Registration No. 2-77165), the Supplemental Indenture dated August 1, 1985 (incorporated herein by reference to Exhibit 4 to Form U-1, File No. 70-7121), the Supplemental Indenture dated May 1, 1986 (incorporated herein by reference to Exhibit 3 to Form U-1, File No. 70-7233), the Supplemental Indenture dated November 1, 1989 (incorporated herein by reference to Exhibit 3 to Form U-1, File No. 70-7676), the Supplemental Indenture dated June 1, 1992 (incorporated herein by reference to Exhibit 10 to Form U-1, File No. 70-7934), the Supplemental Indenture dated September 1, 1992 (incorporated herein by reference to Exhibit 10 (b) to Form U-1, File No. 72-8041), the Supplemental Indenture dated July 1, 1993 (incorporated herein by reference to Exhibit 10 (c) to Form U-1, File No. 70-8041) and the Supplemental Indenture dated October 1, 1993 (incorporated herein by reference to Exhibit 10 (a) to Form U-1, File No. 70-8239).

                  WTU

C-4.1 Indenture dated August 1, 1943, as amended through July 1, 1973 (incorporated herein by reference to Exhibit 5.05 in File No. 2-60712), Supplemental Indenture dated May 1, 1979 (incorporated herein by reference to Exhibit No. 2.02 in File No. 2-63931), Supplemental Indenture dated November 15, 1981 (incorporated herein by reference to Exhibit No. 4.02 in File No. 2-74408), Supplemental Indenture dated November 1, 1983 (incorporated herein by reference to Exhibit 12 to Form U-1, File No. 70-6820), Supplemental Indenture dated April 15, 1985 (incorporated herein by reference to Amended Exhibit 13 to Form U-1, File No. 70-6925), Supplemental Indenture dated August 1, 1985 (incorporated herein by reference to Exhibit 4
                  (b) in File No. 2-98843), Supplemental Indenture dated May 1, 1986 (incorporated herein by reference to Exhibit 4 to Form U-1, File No. 70-7237), Supplemental Indenture dated
                  December 1, 1989 (incorporated herein by reference to Exhibit 3 to Form U-1, in File No. 70-7719), Supplemental Indenture dated June 1, 1992 (incorporated herein by reference to Exhibit 10 to Form U-1, File No. 70-7936), Supplemental Indenture dated October 1, 1992 (incorporated herein by reference to Exhibit 10 to Form U-1, File No. 70-8057), Supplemental Indenture dated February 1, 1994 (incorporated herein by reference to Exhibit 10-Form U-1, File No. 70-8265), Supplemental Indenture dated March 1, 1995 (incorporated herein by reference to Exhibit 10 (b) to Form U-1, File No. 70-8057) and Supplemental Indenture dated October 1, 1995 (incorporated herein by reference to Exhibit 10 (c) to Form U-1, File No. 70-8057).

      EXHIBIT D
D-1               Tax allocation agreement - filed herewith.

      EXHIBIT E

E-1 SWEPCO Statement of Environmental Laboratory Services for the year ended December 31,1996 - filed herewith.

      EXHIBIT F

F-1 Item 6. Part III. (a) and (b) - Compensation and Other Related Information for the Officers and Directors of CSW, CPL, PSO, SWEPCO, and WTU - filed herewith.

F-2 Detailed financial statements for certain subsidiaries of CSW Energy, Inc. for the year ended December 31, 1996 - filed pursuant to Section 22(b).

F-3 Detailed financial statements for SEEBOARD plc and subsidiaries for the year ended December 31, 1996 - filed pursuant to Section 22(b).

F-4 Financial statements of Ash Creek Mining Company for the year ended December 31, 1996 - filed herewith.

F-5 Financial statements of the Arklahoma Corporation for the fiscal year ended December 31, 1996 - filed herewith.

      EXHIBIT G   Financial Data Schedules - filed herewith.

      EXHIBIT H   ORGANIZATIONAL CHARTS

H-1 Organizational charts for investment in foreign utility company - filed herewith.

H-2 Organizational charts for investments in exempt wholesale generators - filed herewith.

      EXHIBIT I Audited Financial Statements of SEEBOARD plc for the fiscal year ended December 31, 1996. Please refer to CSW International, Inc. consolidating statements filed herewith.

                                S I G N A T U R E



         Central and South West Corporation has duly caused this annual report for the year ended December 31, 1996, to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                         CENTRAL AND SOUTH WEST CORPORATION





Date: April 30, 1997                     By  Lawrence B. Connors
                                                 Controller

                                S I G N A T U R E



         Southwestern Electric Power Company has duly caused this annual report for the year ended December 31, 1996, to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                        SOUTHWESTERN ELECTRIC POWER COMPANY





Date: April 30, 1997                    By  R. Russell Davis
                                              Controller